UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

October 24, 2007
Date of Report (Date of Earliest Event Reported)

<u>VIROPRO, INC.</u>
(Exact Name of Registrant as Specified in its Charter)

Nevada	**333-06718**	**13-3124057**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8515 Pl. Devonshire Suite 207 Montreal, Quebec, Canada	H4P 2K1
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: <u>(514) 731-8776</u>

<u>**N/A**</u>
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ]Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ]Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On October 24, 2007 Viropro Inc. (the "**Corporation**" or "**Viropro**") and Viropro International Inc., a Canadian Borrower and a wholly-owned subsidiary of the Corporation (the "**Borrower**") have entered into a secured term loan agreement (the "**Term Loan Agreement**") with Westward Expansion Co., a Canadian corporation (the "**Lender**"). The Term Loan Agreement, which was dated by the parties as of October 11, 2007, provides for the loan of an aggregate principal amount of one million five hundred thousand dollars ($1,500,000) (the "**Principal**") repayable in full by the Borrower on October 11, 2010 and bears interest at an annual rate of six percent (6%), payable monthly, in arrears, on the first Business Day of each calendar month, beginning on November 1st, 2009 (the "**Interest**"). The Principal will be disbursed by the Lender to the Borrower in equal amounts of $300,000 within five (5) consecutive time periods, the first of which is to occur between November 1st, 2007 and November 30, 2007.

Each consecutive disbursement under the Term Loan is to be evidenced by a convertible promissory note of the Borrower pursuant to which the Lender may convert some or all of the outstanding obligations into a number of Units of Viropro (the "Units") equal to the amount of the conversion amount divided by a price equal to six cents (USD $0.06) per Unit. Each Unit will consist of one (1) fully paid and nonassessable common share of the capital stock of the Corporation and one (1) common share purchase warrant of the Corporation. Each Warrant will entitle its holder to purchase one (1) fully paid and nonassessable share of Common Stock of the Corporation at a price of twelve cents (USD $0.12) per share of Common Stock (the "**Convertible Note**").

The Lender has required, as a condition to entering into the Term Loan Agreement, that Viropro guarantee the obligations of the Borrower under the Credit Agreements (the "**Guaranty Agreement**") and execute a Security Agreement granting a lien on and security interest in its personal property and fixtures, including 100% of the capital stock of the Canadian subsidiaries of the Corporation (the "**Security Agreement**").

The description above is a summary of the terms of the Term Loan Agreement and related documents. This description does not purport to be complete and it is qualified in its entirety by reference to the agreements themselves. Copies of the Term Loan Agreement with attached a form of Convertible Note, the Guaranty Agreement and the Security Agreement are attached to this report as Exhibits 10.1, 10.2 and 10.3, respectively, and are incorporated herein by reference.

Item 2.03.   Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant.

The information described above under "Item 1.01. Entry into a Material Definitive Agreement" is also responsive to Item 2.03 and is hereby incorporated by reference.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

    10.1   Term Loan Agreement, including a Form of Convertible Note as Exhibit 2.2 to the Term Loan Agreement

    10.2   Guaranty Agreement

    10.3   Security Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 24, 2007   **VIROPRO, INC.**

By /s/ Prosper Azoulay

Prosper Azoulay
Secretary

EXHIBIT INDEX

Exhibit No.	Description	Manner of Filing
10.1	Term Loan Agreement entered into as of October 24, 2007 between Viropro International, Inc., Viropro, Inc. and Westward Expansion Co., including a Form of Convertible Note as Exhibit 2.2 to the Term Loan Agreement.	Filed Electronically
10.2	Guaranty Agreement entered into as of October 24, 2007 between Viropro, Inc. and Westward Expansion Co.	Filed Electronically
10.3	Security Agreement entered into as of October 24, 2007 between Viropro, Inc. and Westward Expansion Co.	Filed Electronically

Exhibit 10.1

TERM LOAN AGREEMENT

Dated as of October 11, 2007

This Term Loan Agreement (this "Agreement") is entered into between Viropro International Inc., a corporation organized under the federal laws of Canada Inc. (the "Borrower"), Westward Expansion Co., a corporation organized under the federal laws of Canada (the "Lender"), and Viropro Inc. a corporation organized under the laws of the state of Nevada (the "Guarantor"). Capitalized terms used herein shall have the meanings ascribed to such terms in Section 1 of this Agreement.

RECITALS

A.   The Borrower is the wholly-owned subsidiary of the Guarantor.

B.   The Borrower and Guarantor have requested that the Lender make available to Borrower a term loan in the principal amount of USD$1,500,000 for the purpose of providing bridge financing to the Borrower.

C.   The Lender is willing to make the Term loan available to the Borrower on the terms and subject to the conditions set out in this Agreement.

THEREFORE, in consideration of the mutual covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower and the Lender hereby agree as follows:

1 - INTERPRETATION

1.1   Definitions

In this Agreement, unless the context otherwise requires, the following terms have the respective meanings set out below (and all such terms that are defined in the singular have the corresponding meaning in the plural and *vice versa*):

"**Affiliate**" means, with respect to a Person, any other Person that directly or indirectly Controls, or is Controlled by, or is under common Control with, that Person;

"**Business Day**" means a day on which banks are open for business in Montreal, excluding Saturday and Sunday;

"**Business Milestone**" has the meaning set forth in SCHEDULE "B".

"**Control**" (including any correlative term) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person (whether through ownership of securities or partnership or trust interests, by contract or otherwise); without limiting the generality of the foregoing (i) a Person is deemed to Control a corporation if such Person (or such Person and its Affiliates) holds outstanding shares of the corporation carrying votes in sufficient number to elect a majority of the board of directors of the corporation, (ii) a Person is deemed to Control a partnership if such Person (or such Person and its Affiliates) holds more than 50% in value of the equity of the partnership, (iii) a Person is deemed to Control a trust if such Person (or such Person and its Affiliates) holds more than 50% in value of the beneficial interests in the trust, and (iv) a Person that Controls another Person is deemed to Control any Person Controlled by that other Person;

"Corporate Milestone" has the meaning set forth in SCHEDULE "B".

"Credit Documents" means this Agreement, the Security Documents, the Convertible Note issued pursuant to Section 2.2 and any other present and future document relating to any of the foregoing, in each case, as amended, supplemented or restated;

"Credit Party" means each of the Borrower and the Guarantor.

"Convertible Note" shall have the meaning set forth in Section 2.2.

"Default" means any event or circumstance which constitutes an Event of Default or which, with the lapse of time, the giving of a notice or both, would constitute an Event of Default;

"Distribution" means any payment in cash or in kind that provides an income (including interest or dividend) or a return on, or constitutes a distribution or redemption or other retirement of, the equity or capital of a Person (other than a dividend paid by way of the issuance of new equity interests);

"ERISA" means the *Employee Retirement Income Security Act* of 1974 of the United States, as amended**"** from time to time;

"ERISA Affiliate" means any corporation or trade or business which is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as the Borrower or is under common control (within the meaning of Section 414(c) of the Code) with the Borrower.

"Financial Statements" means the annual financial statement of the Borrower and the Guarantor dated November 30, 2006 and the quarterly financial statement dated August 30, 2007.

"Funded Debt" means, with respect to a Person, and without duplication;

(a)   indebtedness of such Person for monies borrowed or raised, including any indebtedness represented by a note, bond, debenture or other similar instrument of such Person;

(b)   reimbursement obligations of such Person arising from bankers' acceptances, letters of credit or letters of guarantee or similar instruments;

(c)   indebtedness of such Person for the deferred purchase price of property or services, other than for consumable non-capital goods and services purchased in the ordinary course of business, including arising under any conditional sale or title retention agreement;

(d)   obligations of such Person under capital or synthetic leases and sale and leaseback transactions;

(e)   the aggregate amount at which shares in the capital of such Person that are redeemable at fixed dates or intervals or at the option of the holder thereof may be redeemed; and

(f)   Guarantees or Liens granted by such Person in respect of Funded Debt of another Person;

"GAAP" means generally accepted accounting principles in Canada which are in effect from time to time;

"Guarantee" means any obligation, contingent or not, directly or indirectly guaranteeing any liability or indebtedness of any Person or protecting a creditor of such Person from a loss in respect of any such liability or indebtedness or having the same economic effect;

"Lien" means any hypothec, security interest, mortgage, lien, right of preference, pledge, assignment by way of security or any other agreement or encumbrance of any nature that secures the performance of an obligation, and a Person is deemed to own subject to a Lien any property or assets that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital or synthetic lease or similar agreement (other than an operating lease) relating to such property or assets;

"Material Adverse Change" means any change, condition, event or occurrence which, when considered individually or together with other changes, conditions, events or occurrences, could reasonably be expected to have a Material Adverse Effect;

"Material Adverse Effect" means (i) a material adverse effect on the financial condition, business, operations, assets, liabilities or prospects of the Borrower and Guarantor taken as a whole, (ii) a material adverse effect on the ability of the Borrower or Guarantor to perform its material obligations under any Credit Document, or, (iii) a material impairment of the rights or remedies of the Lender under any Credit Document;

"Maturity Date" shall have the meaning set forth in Section 2.3.

"Pension Plan" means an employee benefit or other plan established or maintained by a Credit Party or any ERISA Affiliate (within the meaning of ERISA) and that is covered by Title IV of ERISA;

"Permitted Liens" means:

(g)   Liens imposed or arising by operation of law (including for greater certainty tax and construction Liens), in each case, in respect of obligations not yet due or which have been postponed or are being contested in good faith and by appropriate proceedings to the extent that adequate reserves are maintained;

(h)   pledges or deposits made in the ordinary course of business in connection with bids or tenders or to comply with the requirements of any legislation or regulation applicable to the Person concerned or its business or assets;

(i)   Judgment Liens for which an appeal has been made or in respect of which revision has been sought and a suspension of execution has been obtained pending the appeal or the revision but only to the extent that failure to pay such judgments does not otherwise constitute an Event of Default;

"Person" means any natural person, corporation, company, partnership, joint venture, limited liability company, unincorporated organization, trust or any other entity;

"Scientific Milestone" has the meaning set forth in SCHEDULE "B".

"Security" means the security and the guarantee, undertakings and acknowledgments provided to or for the benefit of the Lender pursuant to Article 10;

"Security Documents" means the Security Agreement, the Guarantee Agreement and the Deed of Hypothec;

"Solvent" means, with respect to any Person, that as of the date of determination, such Person is "solvent" within the meaning given to that term and similar terms under the Bankruptcy and Insolvency Act (Canada), the United States Bankruptcy Code and the applicable laws relating to fraudulent transfers or conveyances.

For purposes of this definition, the amount of any contingent liability at any time will be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (but irrespective of whether such contingent liabilities meet the criteria for accrual under GAAP);

"Subsidiary" means a Person that is under the Control of another Person;

"Unfunded Capital Expenditures" means cash capital expenditures which are not financed by capital leases or other Funded Debt (other than the Revolving Facility);

"Units" has the meaning set forth in section 5.1.

1.2   Currency Conversions

Where any amount expressed in any currency has to be converted or expressed in another currency, or where its equivalent in another currency has to be determined (or *vice versa*), the calculation is made at the spot rate announced or quoted by the Bank of Canada in accordance with its normal practices at or around noon on the relevant date for the relevant currency against the other currency (or *vice versa*).

1.3   Accounting Terms and Calculations

Unless otherwise provided, (i) terms and expressions of an accounting or financial nature have the respective meanings given to such terms and expressions under GAAP; and (ii) calculations must be made in accordance with GAAP insofar as applicable.

1.4   Time

Except where otherwise indicated in this Agreement, any reference to time means local time in Montreal.

1.5   Headings and Table of Contents

The headings and the Table of Contents are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

1.6   Governing Law

This Agreement is governed by and construed in accordance with laws of the Province of Quebec and the laws of Canada applicable therein.

1.7   Previous Agreements

This Agreement supersedes any previous agreement in connection with the financing.

1.8   Inconsistency

In the event of inconsistency between this Agreement and any other Credit Document, the provisions of this Agreement must be accorded precedence.

2 - THE TERM LOAN

2.1   Term Loan

Subject to the terms and conditions of this Agreement and provided no Default then exists under the Credit Documents, the Lender agrees to loan to the Borrower, and the Borrower agrees to borrow from the Lender, the principal amount of One Million Five Hundred Thousand United States Dollars (USD $1,500,000) (the "Principal"), which shall be disbursed by the Lender to the Borrower within the time periods and the disbursement amounts set forth in Schedule "A" (the Principal, the "Term Loan", and together with interest that may hereafter accrue and any amounts which may hereafter become owing to the Lender under Section 12.8, the "Obligations").

2.2   Convertible Note

Any disbursement under the Term Loan shall be evidenced by a convertible promissory note (the "Convertible Note"), substantially in the form of Exhibit 2.2, with appropriate insertions, dated the date hereof, payable to the order of the Lender.

2.3   Repayment

The Principal amount of the Term Loan will be due and payable in one payment, along with any outstanding Obligations, on October 11, 2010 (the "Maturity Date").

3 – INTEREST AND FEES

3.1   Interest

a) The Term Loan and all outstanding Obligations shall bear interest from the date such Loans are made or such other Obligations become due to the date paid (both before and after an Event of Default or judgment) at the rate per annum equal to 6 percent (6%). Such interest is payable monthly, in arrears, on the first Business Day of each calendar month, beginning on November 1st, 2009.

b) Any amount which is not paid when due will bear interest until paid, at a rate per annum equal to fifteen percent (15%). Any interest which is not paid when due will bear interest at the rate that has been used to calculate such unpaid interest. Interest on arrears is compounded monthly and is payable on demand.

3.2   Basis of Computation

Interest shall be computed for the actual number of days elapsed on the basis of a year consisting of 365 days, including the date the Term Loan is made and excluding the date the Term Loan or any portion thereof is paid or prepaid.

4 – PAYMENTS AND PREPAYMENTS

4.1   Payments

a) Place of Payment. All payments of Principal, interest, fees and other amounts payable hereunder, shall be made without setoff or counterclaim to Lender to such office or accounts as Lender may notify Borrower in writing from time to time, free and clear of and without deduction for any fees or other charges of any nature whatsoever.

b) Form of Payment. All payments of Principal and interest shall be made by wire transfer to the Lender in immediately available funds.

4.2   Time of Payments

All payments must be made on the date on which payment is due and must be received by Lender by 1:00 p.m. (Montreal time) on the day of payment, it being expressly agreed and understood that if a payment is received after 1:00 p.m. (Montreal time) by Lender, such payment will be considered to have been made by Borrower on the next succeeding Business Day and interest thereon shall be payable by Borrower at the then applicable rate during such extension. Any payment that is due on a day that is not a Business Day may be made on the next Business Day but will bear interest until received in full.

4.3   Currency

Unless otherwise provided all amounts owing under the Term Loan are payable in US Dollars.

4.4   Judgment Currency

If a judgment is rendered against the Borrower for an amount owed hereunder and if the judgment is rendered in a currency ("other currency") other than that in which such amount is owed under this Agreement ("currency of the Agreement"), the Borrower will pay, if applicable, at the date of payment of the judgment, an additional amount equal to the excess (i) of the said amount owed under this Agreement, expressed into the other currency as at the date of payment of the judgment, over (ii) the amount of the judgment. For the purposes of obtaining the judgment and making the calculation referred to in (i), the exchange rate will be the spot rate at which the Lender, on the relevant date, may in Montreal, sell the currency of the Agreement to obtain the other currency. Any additional amount owed under this Section will constitute a cause of action distinct from the cause of action which gave rise to the judgment, and said judgment shall not constitute *res judicata* in that respect.

4.5   <u>Payment Net of Taxes</u>

If the Borrower or the Lender is compelled by law to make any withholding or deduction due to any tax or if the Lender is liable to pay tax in respect of any payment due or made by the Borrower, the Borrower must pay to the Lender such additional amount as may be necessary in order that the payment actually received by the Lender be equal to the payment which otherwise would have been received in the absence of such withholding or deduction or tax (including in the absence of any additional withholding or deduction or tax in respect of any additional amount payable pursuant to this Section). However, this Section 4.6 will not apply in respect of a tax on the overall net income or capital of a Lender.

4.6   <u>Prepayment; Forced Conversion</u>

The Borrower may, from the date hereof until April 11, 2009, provided no Default then exists under the Credit Documents, initiate the forced conversion procedure described in this section 4.6. Upon receipt of a 30-day written notice by the Borrower (the "*Forced Conversion Notice*"), the Lender shall make an election among the following two (2) mutually exclusive alternatives: (i) convert pursuant to Article 5 all of the outstanding Obligations into Units of the Guarantor; or (ii) accept as prepayment by the Borrower of all outstanding Obligations a sum equal to the Principal, plus such amount as would be required to achieve a twenty percent (20%) annual return on an hypothetical investment of the Principal during the effective duration of the Term Loan, plus the costs, if any, described in section 12.8. The Lender shall make the election by written notice (the "*Election Notice*") within 30 days of the reception of the Forced Conversion Notice. The failure by the Lender to deliver the Election Notice shall be deemed to constitute a Lender's election to convert. The parties hereto agree and undertake to do all things and sign all documents necessary to give full force and effect to their undertakings under this section.

<h3 style="text-align:center">5 – Conversion Rights</h3>

5.1   <u>Lender's Conversion Rights</u>

The Lender may, at any time while the Convertible Note is outstanding prior to or on the Maturity Date, convert some or all of the outstanding Obligations into a number of Units of the Guarantor (the "Units") equal to the amount of the Conversion Amount divided by a price equal to six cents (USD $0.06) per Unit. Each unit will consist of one (1) fully paid and nonassessable common share of the capital stock of the Guarantor and one (1) common share purchase warrant of the Guarantor (the "Warrant"). Each Warrant will entitle its holder to purchase one (1) fully paid and nonassessable share of Common Stock of the Guarantor at a price of twelve cents (USD $0.12) per share of Common Stock (the "Conversion Share"). "Conversion Amount" means the portion of the Principal and accrued Interest to be converted, redeemed or otherwise with respect to which this determination is being made.

5.2   <u>Conversion Event</u>

To effect a conversion (a "Conversion Event") the Lender shall execute and deliver to the Guarantor a Conversion Notice (in the form attached to the Convertible Note), and, in the event that the entire amount outstanding under the Convertible Note is converted, Lender shall also surrender the Convertible Note to the Company for cancellation. Upon partial conversion of the Convertible Note, Guarantor shall at the request of the Lender and contemporaneously with delivery of the Conversion Shares, issue a new note in the form of Exhibit 2.2 to Lender for the principal balance of the Term Loan which shall not have been converted or paid.

5.3   Remaining Obligations

Any remaining Obligations that have not been converted shall be paid in cash by the Borrower upon the Maturity Date. Interest on the Term Loan shall cease to accrue with respect to all Principal then being converted to equity in connection with a Conversion Event (and with respect to all accrued interest thereon) upon the Borrower's receipt of a Conversion Notice.

5.4   Delivery of Conversion Shares

All Conversion Shares shall be duly authorized, validly issued, non-assessable and free and clear of all claims, liens or encumbrances. If the Conversion Shares are certificated, certificates representing the shares of Common Stock issued upon conversion hereof shall be delivered to Lender. Borrower shall deliver such certificates or make appropriate notations to show Lender as the record and beneficial owner of the Conversion Shares within two (2) Trading Days of (i) the date specified in the Conversion Notice or (ii) the date Borrower actually receives the Conversion Notice from Lender, whichever is later. Borrower agrees that its issuance of the Convertible Note constitutes full authority to its officers, agents, and transfer agents who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for the Conversion Shares.

5.5   Adjustments to Conversion

The number of Conversion Shares and the kind of shares or other securities to be issued upon a Conversion Event shall be subject to adjustment from time to time upon the happening of certain events while this conversion right remains outstanding, as follows:

a) Merger, Sale of Assets, etc. If Guarantor at any time shall consolidate with or merge into or sell or convey all or substantially all its assets to any other corporation, the Convertible Note, as to the unpaid Principal portion thereof, shall thereafter be deemed to evidence the right to purchase such number and kind of shares or other securities and property as would have been issuable or distributable on account of such consolidation, merger, sale or conveyance, upon or with respect to the securities subject to the conversion or purchase right immediately prior to such consolidation, merger, sale or conveyance. The foregoing provision shall similarly apply to successive transactions of a similar nature by any such successor or purchaser. Without limiting the generality of the foregoing, the anti-dilution provisions of this Section shall apply to such securities of such successor or purchaser after any such consolidation, merger, sale or conveyance.

b) Reclassification, etc. If Guarantor at any time shall, by reclassification or otherwise, change the Common Stock into the same or a different number of securities of any class or classes, the Obligations, as to the unpaid portion thereof, shall thereafter be deemed to evidence the right to purchase an adjusted number of such securities and kind of securities as would have been issuable as the result of such change with respect to the Common Stock immediately prior to such reclassification or other change.

c) Stock Splits, Combinations and Dividends. If the shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, or if a dividend is paid on the Common Stock in shares of Common Stock, the number of Conversion Shares shall be proportionately increased in case of subdivision of shares or stock dividend or proportionately decreased in the case of combination of shares, in each such case by the ratio which the total number of shares of Common Stock outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event.

5.6   Reservation of Shares

Guarantor shall reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Convertible Note.

6 – REPRESENTATIONS AND WARRANTIES

To induce the Lender to make the Term Loan, each Credit Party represents and warrants to the Lender that:

6.1   Corporate Existence and Capacity

Each Credit Party

(a)   is a Person duly constituted and organized, validly existing and in good standing under the laws of the jurisdiction of its constitution;

(b)   has all requisite corporate or other power necessary to own its assets and carry on its business as now being or as proposed to be conducted; and

(c)   is qualified to do business and is in good standing in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary and where failure so to qualify could have a Material Adverse Effect.

6.2   Authorization and Validity

Each Credit Party has all necessary power, authority and legal right to execute, deliver and perform its obligations under the Credit Documents to which it is a party, has duly authorized by all necessary action the execution, delivery and performance of its obligations under such Credit Documents and has duly and validly executed and delivered the Credit Documents to which it is a party. The obligations of each Credit Party under the Credit Documents to which it is a party constitute legal, valid and binding obligations, of such Credit Party.

6.3   No Breach

The execution and delivery of the Credit Documents and the performance by the Credit Parties of their respective obligations thereunder will not conflict with, result in a breach of or require any consent under, the constitutive documents or by-laws of any Credit Party, or any applicable law or regulation in any material respect, or any order or decision of any court or governmental authority or agency, or any material agreement to which any Credit Party is a party or by which it or any of its property is bound.

6.4   Approvals

Except for filings or registrations required to perfect the Security, no authorization, approval or consent of, nor any filing or registration with, any governmental or regulatory authority or agency, is necessary for the execution, delivery or performance by each Credit Party of the Credit Documents to which it is a party or to ensure the legality, validity or enforceability thereof.

6.5   Compliance with Laws and Permits

Each of the Credit Parties is in compliance with all laws and regulations applicable to it and to its business and assets (including Environmental Laws). Each of the Credit Parties holds all material permits, licenses, approvals, consents and other authorizations required under all such laws and regulations to own its assets and to carry on its business as now being or as proposed to be conducted.

6.6   Title to Assets

The property and assets of the Credit Parties, taken as a whole, are not subject to title defects or restrictions which could materially and adversely impair their value or normal use. The Credit Parties own or have rights of use for all property and assets (including intellectual property) necessary to carry on their businesses.

6.7   Litigation

There are no legal or arbitration proceedings at law or in equity, or any proceedings by or before any governmental or regulatory authority or agency, or, to the best of its knowledge, any claim or investigation by any such authority or agency or under Environmental Laws, or any labor disputes, now pending or, to the best of its knowledge, threatened against any of the Credit Parties or any of their properties or rights.

6.8   Labor Matters

(a)   None of the Credit Parties is a party to any labor dispute and, on the date of this Agreement, there are no strikes or walkouts relating to any labor contracts to which such Person is a party or is otherwise subject.

(b)   There is no unfair labor practice complaint pending against any of the Credit Parties or, to the best of its knowledge, threatened against any of them, before any labor relation board.

(c)   There is no grievance or significant arbitration proceeding arising out of or under any collective bargaining agreement pending against any of the Credit Parties or, to the best of its knowledge, threatened against any of them.

(d)   No slowdown or stoppage is pending against any of the Credit Parties or, to the best of its knowledge, threatened against any of the Credit Parties.

(e)   There are no pending or, to the best of its knowledge, threatened claims, complaints, notices, inquiries or requests for information received by any of the Credit Parties with respect to any alleged violation of, or potential liability under, any law relating to employee health and safety (including the *Occupational Safety and Health Act*, 29 U.S.C.A. §651 et seq.) which could reasonably be expected to result in liability for the Credit Parties which could have a Material Adverse Effect (exclusive of amounts fully covered by insurance (less any applicable deductible) and as to which the insurer has acknowledged its responsibility to cover) or which could reasonably be expected to result in a Material Adverse Effect. On the date of this Agreement, no Credit Party is party to any employment contract for a term of more than three years, or providing for annual compensation of more than US$100,000 or providing for a termination payment of more than US$200,000.

6.9   No Default

No Default has occurred and is continuing.

6.10   Solvency

Each of the Credit Parties is Solvent.

6.11   Taxes

Each of the Credit Parties has filed all income tax returns and all other material tax returns and paid all taxes material in their amount that are required to be filed or paid by them. The charges, accruals and reserves on the books of the Credit Parties in respect of taxes and other governmental charges are adequate.

6.12   ERISA and Pension Plans

Each Pension Plan and each other pension or employee benefit plan of the Borrower is in compliance in all material respects with the applicable provisions of ERISA, the US Revenue Code and any other applicable law, and the Borrower does not have any material unfunded liability under any registered or regulated pension plan on an ongoing or termination basis.

6.13   Margin Stock Restrictions

None of the Credit Parties is engaged in the business of extending credit for the purpose of buying or carrying margin stock, and no proceeds of any Borrowings will be used to buy or carry any margin stock or otherwise for a purpose which violates or would be inconsistent with Regulations T, U and X of the Board of Governors of the Federal Reserve System of the United States. "Margin Stock" herein has the meaning specified in such Regulations.

6.14   *Investment Company Act*

None of the Credit Parties is an "investment company", or a company "controlled" by an "investment company", required to be registered under (and within the meaning of) the *Investment Company Act* of 1940 of the United States, as amended.

6.15   *Public Utility Holding Company Act*

None of the Credit Parties is a "holding company", or an "affiliate" of a "holding company" or a "subsidiary company" of a "holding company", within the meaning of the *Public Utility Holding Company Act* of 1935 of the United States, as amended.

6.16   Restriction on Payments

None of the Credit Parties is subject to any law, regulation, agreement or legal impediment that prohibits, restricts or imposes any condition upon the ability of a Credit Party to pay Distributions or to make or repay loans or advances, except for laws of general application providing that the declaration or payment of Distributions by a Person are subject to such Person being in compliance with solvency or other similar requirements.

6.17 **Financial Statements and Financial Year**

The last audited financial statements of the Borrower are complete and correct and fairly present the consolidated financial condition and results of operation of the Borrower as at their stated date, all in accordance with GAAP. Except as reflected or disclosed in such Financial Statements, none of the Borrower and its Subsidiaries as of the date of the Financial Statements has on the date hereof any material contingent liabilities, liabilities for taxes, unusual forward or long-term commitments or unrealized or anticipated losses from any unfavorable commitments that have not been disclosed in writing to the Lender. The financial year of the Borrower ends on November 30 of each year.

6.18 **No Material Change**

There has been no Material Adverse Change from August 30, 2007 to the date of this Agreement.

6.19 **True and Complete Disclosure**

The information, reports, financial statements and other documents furnished or to be furnished by or on behalf of the Credit Parties to the Lender in connection with the Credit Documents, when taken as a whole, do not and will not contain any untrue statement of material fact or omit to state any material fact necessary to make the statements therein, in light of the time and circumstances under which they were made, not misleading. To the best knowledge of the Borrowers, all forecasts have been prepared based upon reasonable assumptions.

7 – AFFIRMATIVE COVENANTS

7.1 **General Covenants**

Until all obligations of the Borrower hereunder and under the Convertible Note are paid and/or fulfilled in full, the Borrower agrees that it shall, and shall cause each Credit Party to, comply with the following covenants, unless the Lender consents otherwise in writing:

(a) *Legal Existence* – preserve and maintain its legal existence and all of its material rights, privileges, licenses and franchises;

(b) *Legal Compliance* – comply with the requirements of all laws and regulations applicable to it and its business and assets (including Environmental Laws) and with all orders of governmental or regulatory authorities the non-compliance with which could reasonably be expected to have a Material Adverse Effect;

(c) *Payment of Taxes* – pay and discharge all taxes, assessments and governmental charges or levies imposed on it or on its income or profits or on any of its property or assets prior to the date on which penalties or interest attach thereto, except for any such tax, assessment, charge or levy the payment of which is being contested in good faith and by proper proceedings and against which adequate reserves are being maintained;

(d) *Maintenance of Property* – maintain all of its properties and assets used or useful in its business in good working order and condition, ordinary wear and tear excepted;

(e) *Material Agreements* – perform its obligations under and preserve and maintain in force all agreements to which it is a party that are material to its operations and business;

(f) *Insurance* – insure and keep insured its property, assets and business, and will maintain civil liability insurance for such coverage as a prudent administrator would obtain for similar property, assets and businesses, in each case, with financially sound and reputable insurance companies;

(g) *Records* – keep adequate records and books of account, in which complete entries will be made in accordance with GAAP; and

(h) *Access* – permit representatives of the Lender, upon reasonable prior notice and during normal business hours, to examine, copy and make extracts from its books and records, to inspect any of its properties or assets, and to discuss its business and affairs with its officers and auditors.

7.2 Use of Proceeds

The Borrower will use the proceeds of the Term Loan only for the purposes permitted under this Agreement.

7.3 Further Assurances

The Borrower will, and will cause each of the other Credit Parties to, cooperate with the Lender and execute such further instruments and documents as the Lender may reasonably request to carry out to its satisfaction the transactions contemplated by the Credit Documents.

7.4 Milestones

The Borrower shall complete the Corporate, Business and Scientific Milestones within the due dates set forth in SCHEDULE "B".

7.5 Representations and Warranties

Each of the Credit Parties will ensure that all representations made in this Agreement are true and correct as at the date of each Borrowing and as at the date of any renewal or conversion thereof, except for representations made as of a date expressly stated therein.

8 - NEGATIVE COVENANTS

The Borrower covenants and agrees that, unless the Lender consents otherwise in writing:

8.1 Negative Pledge

None of the Credit Parties will create, incur, assume or suffer to exist any Lien on their present and future property or assets except for the Security and Permitted Liens.

8.2 Funded Debt

None of the Credit Parties will create, incur, assume or permit to exist any Funded Debt other than:

(a) Funded Debt to the Lender under the Credit Documents;

(b) Funded Debt permitted to be secured by Permitted Liens; and

(c)   other Funded Debt at any time not exceeding USD$100,000 in the aggregate.

8.3   **<u>Limitations on Fundamental Changes</u>**

None of the Credit Parties will:

(a)   enter into any transaction of merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself, except that any Credit Party may merge or amalgamate with any other Credit Party if the following conditions are fulfilled:

       (i)   no Default occurs as a result of the merger or amalgamation;

       (ii)   the surviving or amalgamated entity must be a Credit Party (and also a Borrower to the extent that any merging or amalgamating entity was a Borrower) and must execute and deliver to the Lender all such documents as may be necessary or advisable to confirm that such entity is bound as successor of the merging or amalgamating entities by all Credit Documents to which such entities were parties;

       (iii)   the surviving or amalgamated entity is Solvent after the merger or amalgamation; and

       (iv)   the Lender has been provided with reasonable advance notice of the merger or amalgamation and, prior to or concurrently with the merger or amalgamation, with satisfactory evidence of compliance with the requirements of clauses (i), (ii) and (iii) including such financial information, certificates, documents and legal or other professional opinions as the Lender may reasonably request;

       (v)   sell, lease, transfer or otherwise dispose of, in one transaction or a series of related transactions, to any Person (in each case, a "disposition") any property except for any disposition of inventory in the ordinary course of business or of obsolete, unusable, worn-out or damaged materials, vehicles and equipment;

(b)   carry on any business, directly or indirectly, other than the businesses currently carried on by the Credit Parties and activities ancillary or reasonably related thereto.

8.4   **<u>Investments and Acquisitions</u>**

None of the Credit Parties will, directly or indirectly:

(a)   have any Subsidiary that is not in the same lines of business as currently carried on by the Credit Parties or in a line of business ancillary or reasonably related thereto;

(b)   make any investment in any Person who is not a Credit Party or make any acquisition of business either by way of purchase of assets or shares or otherwise;

(c)   make any private or public tender offer for the shares or securities of another Person whose governing body has not approved such offer ("hostile take-over").

8.5   **Capital Expenditures**

None of the Credit Parties will make Unfunded Capital Expenditures in amounts exceeding in the aggregate USD$100,000 during any the Borrower's financial year, provided that any portion of such permitted limit which is not used in any financial year may be used in (and only in) the following financial year to the extent that the limit applicable to the following financial year has been fully used.

8.6   **Distributions**

None of the Credit Parties will make any Distribution other than a direct or indirect Distribution to a Credit Party.

8.7   **Transactions with Related Parties**

None of the Credit Parties will engage in any material transactions or agreements with any related party (except for transactions among Credit Parties) on terms and conditions not less favorable in any material respect to the relevant Credit Party than those that could be obtained on an arm's length basis from unrelated third parties. For the purposes of this Section 8.7, (i) related party means, with respect to a Person, another Person that Controls or is Controlled by or is under common Control with the relevant Person, and (ii) the definition of Control must be read replacing 51% by 20%.

8.8   **Financial Assistance**

None of the Credit Parties will provide financial assistance (whether by way of equity, debt, loan, Guarantee or otherwise) to any Person, except for (i) financial assistance among the Credit Parties, (ii) financial assistance in favor of employees of the Credit Parties up to an aggregate amount at any time not exceeding USD$25,000, provided that the aggregate amount of all financial assistance by all Credit Parties in favor of all non-Credit Parties on a combined basis may not at any time exceed C$25,000, excluding however from such limit financial assistance by way of short term advances for the purposes of funding payroll obligations and financing the accounts receivable of the non-Credit Parties.

9 - CONDITIONS PRECEDENT TO BORROWINGS

9.1   **Conditions Precedent to the Initial Borrowing**

The obligation of the Lender to make the Term Loan is subject to each of the following conditions precedent:

(a)   all fees and expenses owing by the Borrowers to the Lender at the time of execution of this Agreement and all fees and expenses of the Lender's counsel up to such time in connection with the Credit Documents must have been paid in full;

(b)   the Lender must have received, in form and substance satisfactory to the Lender, each of the following documents:

(i)   a copy of the constitutive documents of each of the Credit Parties;

(ii)   a certificate of good standing in respect of each of the Credit Parties;

(iii)   a copy of the documents evidencing the authority and attesting to the authenticity of the signatures of the Persons acting on behalf of each of the Credit Parties;

(iv)   the Security Documents required to be delivered pursuant to Article 10;

(v)   the Convertible Note;

(vi)   A copy of the resolutions of the Board of Directors of the Borrower and of the Board of Directors of the Guarantor authorizing or ratifying the execution, delivery and performance, respectively, of this Agreement and the other Transaction Documents, certified, respectively, by the secretary of the Borrower and of the Guarantor.

9.2   Representations and Warranties; No Default

At the date of the Term Loan, the Borrower's representations and warranties set forth herein shall be true and correct in all material respects as at such date with the same effect as though those representations and warranties had been made on and as at such date..

9.3   No Material Adverse Change

No material adverse change in, or effect on, (a) the business, assets, properties, operations, condition or prospects of the Borrower or any of its subsidiaries or (b) the ability of the Borrower to perform its obligations under this Agreement and the other Transaction Documents, in all cases whether due to a single circumstance or event or an aggregation of circumstances or events, shall have occurred.

9.4   Waiver of Conditions Precedent

The conditions precedent provided for in this Article are for the sole benefit of the Agent and the Lenders. The Agent and the Lenders may waive such conditions precedent, in whole or in part, with or without conditions, without prejudice to any other or future rights that they might have against the Borrowers and any other Person.

10 - SECURITY

10.1   Guarantees

Each Credit Party must guarantee in favour of the Lender the performance of all obligations of the Credit Parties under the Term Loan.

10.2   Security over Assets

To secure the performance of the obligations of the Credit Parties under the Term Loan, each Credit Party must provide in favor of the Lender security over all of its personal assets, tangible and intangible, present and future.

10.3   Validity of the Security and Contents of Security Documents

The Security must be valid, perfected and first-ranking at all times with respect to all property intended to be covered thereby, subject however to Permitted Liens. Each Security Document must be in form and substance satisfactory to the Lender and remain valid and in force at all times.

10.4 **Shares in Subsidiaries**

Each Credit Party who owns shares or other ownership interests in Subsidiaries will ensure, to the extent permitted by law, that such shares or other ownership interests are evidenced by certificates and will deliver all such certificates to the Lender for the purposes of the Security.

11 - EVENTS OF DEFAULT AND REMEDIES

11.1 **Events of Default**

The occurrence of one or more of the following events constitutes an event of default ("Event of Default") under the Credit Documents:

(a)   The Borrower shall fail to make any payment of Principal, interest, or other amounts payable hereunder when and as due;

(b)   a Credit Party (i) fails to make a payment or payments exceeding in the aggregate USD$25,000 in respect of any indebtedness (other than the Term Loan), when and as due, or (ii) is in default under any agreement or agreements relating to indebtedness (other than the Term Loan) exceeding USD$25,000 in the aggregate if the effect of such default is to accelerate or to permit the acceleration of such indebtedness and, in each case, such failure or default continues after the applicable notice or grace period, if any;

(c)   Any default, event of default, or similar event shall occur or continue under any instrument, document, note, agreement, or guaranty delivered to the Lender in connection with the Term Loan (including without limitation the Convertible Note), or any such instrument, document, note, agreement, or guaranty shall not be, or shall cease to be, enforceable in accordance with its terms;

(d)   any representation, warranty or certification made or deemed made by a Credit Party in any Credit Document proves to be false or misleading as of the time made in any material respect;

(e)   any of the provisions of Articles 7, 8 and 10 is not complied with;

(f)   a Credit Party becomes unable to pay its debts generally as such debts become due or is adjudicated bankrupt or insolvent;

(g)   a Credit Party (i) applies for or consents to or is the subject of an order for the appointment of a receiver, interim receiver or trustee (or any Person performing similar functions) in respect of itself or of all or a substantial part of its assets, (ii) makes a general assignment for the benefit of its creditors, (iii) takes advantage of any law relating to bankruptcy, insolvency, reorganization, liquidation, dissolution, arrangement or winding-up, or (iv) takes any action for the purpose of effecting any of the foregoing;

(h)   a proceeding (or any similar action) is commenced against a Credit Party seeking (i) its bankruptcy, reorganization, liquidation, dissolution, arrangement or winding-up, or similar relief, (ii) the appointment of a receiver, interim receiver or trustee (or any Person performing similar functions) in respect of itself or of all or any substantial part of its assets, or (iii) the seizure or the attachment of, or the enforcement of remedies on, any part of its assets having a value of more than USD$25,000 and, in each case, such proceeding (or similar action) is not dismissed or withdrawn after a period of 60 days, provided that such grace period will apply only if such proceeding (or action) is diligently contested in good faith and does not disrupt the business or normal operations of the Credit Party concerned;

(i)   the early termination of an agreement or agreements generating revenues for Credit Parties exceeding in the aggregate the greater of 10% of the Borrower's consolidated revenues, in each case at the time of such termination;

(j)   a Material Adverse Change;

(k)   a Person (or a group of Persons acting in concert) acquires the Control of the Borrower after the date hereof (with the definition of Control being read herein by replacing 51% by 33⅓%);

(l)   a final judgment for the payment of money has been obtained against a Credit Party in an amount in excess of US$25,000 and such judgment has not been satisfied or discharged within 10 days from the date such judgment has became enforceable; or

(m)   any of the following events occurs with respect to any Pension Plan: (i) the institution of any steps by any Person to terminate a Pension Plan if, as a result of such termination, one or more of the Credit Parties could reasonably be expected to be required to make a contribution to such Pension Plan, or could reasonably expect to incur a liability or obligation to such Pension Plan, in each case in excess of an aggregate amount of US$25,000; or (ii) a contribution failure occurs with respect to any Pension Plan sufficient to give rise to a Lien in excess of US$25,000 under Section 302(f) of ERISA.

11.2   Remedies

If an Event of Default occurs and is continuing, the Lender or any holder of the Convertible Note may, on giving a notice to the Borrower, take any one or more of the following actions:

(a)   the Convertible Note and any other amounts owed to the Lender to be immediately due and payable, whereupon the Convertible Note and any other amounts owed to the Lender shall forthwith become due and payable; and

(b)   exercise all of the rights and remedies of the Agent and the Lenders including their rights and remedies under any Credit Document;

Upon the occurrence of any Event of Default, the Convertible Note and any other amounts owed to the Lender shall be immediately and automatically due and payable without action of any kind on the part of the Lender or any other holder of the Convertible Note. The Borrower expressly waives presentment, demand, notice or protest of any kind in connection herewith. The Lender shall promptly give the Borrower notice of any such declaration, but failure to do so shall not impair the effect of such declaration. No delay or omission on the part of the Lender or any holder of the Convertible Note in exercising any power or right hereunder or under the Convertible Note shall impair such right or power or be construed to be a waiver of any Event of Default or any acquiescence therein, nor shall any single or partial exercise of any power or right hereunder preclude other or further exercise thereof, or the exercise of any other power or right.

12 - MISCELLANEOUS

12.1 Waiver of Default

The Lender may, by written notice to the Borrower, at any time and from time to time, waive any Event of Default, which shall be for such period and subject to such conditions as shall be specified in any such notice. In the case of any such waiver, the Lender and the Borrower shall be restored to their former position and rights hereunder and under the Convertible Note, respectively, and any Event of Default so waived shall be deemed to be cured and not continuing; but no such waiver shall extend to or impair any right consequent thereon or to any subsequent or other Event of Default.

12.2 Nonwaiver; Cumulative Remedies

No failure to exercise, and no delay in exercising, on the part of the Lender of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the Lender herein provided are cumulative and not exclusive of any rights or remedies provided by law.

12.3 Indemnification

The Borrowers must indemnify the Lender and its Affiliates and their respective officers, directors, employees and agents (each, an "Indemnitee") and hold them harmless from and against all losses, liabilities, claims, damages or expenses (including costs to defend any claim) suffered or incurred by or made against any of them in any manner whatsoever arising from or related to the Credit Documents or the transactions contemplated thereby (including as a result of any Default or non-compliance by any Credit Party with any Environmental Laws or of any claim under Environmental Laws in connection with the operations of, or any property owned or operated by, any Credit Party).

12.4 Survival

All agreements, representations and warranties made herein shall survive the delivery of the Convertible Note and the making of the Term Loan.

12.5 Assignment

This Agreement shall, upon execution and delivery by the Credit Parties and acceptance by the Lender, become effective and shall be binding upon and inure to the benefit of the Credit Parties, the Lender and their respective successors and assigns, except that the Credit Parties may not transfer or assign any of their rights or interests hereunder without the prior written consent of the Lender.

12.6 Notices

Unless otherwise provided, any notice to be given to a party in connection with this Agreement will be given in writing and will be given by personal delivery, by a reputable delivery service, by telecopy or (except for any notice pursuant to Article 112) by electronic mail or at such other address as may be notified by such party to the others pursuant to this Article.

If to the Borrower to:	Viropro International Inc. 8515, Place Devonshire, Suite 207 Montreal (QC) H4P 2K1 ATTN: Jean-Marie Dupuis Telephone: (514) 731 - 8776 Facsimile: (514) 739-7000
With a copy to:	
If to the Guarantor to:	Viropro Inc. 8515, Place Devonshire, Suite 207 Montreal (QC) H4P 2K1 ATTN: Prosper Azoulay Telephone: (514) 731 - 8776 Facsimile: (514) 739-7000
With a copy to:	
If to the Holder:	Westward Expansion Co. 3030, Boul. Le Carrefour, suite 1002 Laval (Québec) H7T 2P5 ATTN: Guy-Paul Gauthier Telephone: (450) 681-7744 Facsimile: (450) 681-8400
With a copy to:	Pierre-Hubert Séguin. Séguin Racine, Attorneys Ltd 3030, Boul. Le Carrefour, suite 1002 Laval (Québec) H7T 2P5 Telephone: (450) 681-7744 Facsimile: (450) 681-8400

12.7 Receipt of Notices

Any notice given by personal delivery or by a delivery service will be conclusively deemed to have been given at the time of such delivery and, if given by telecopy or by electronic mail, on the day of transmittal if before 3:00 p.m. on a Business Day, or on the following Business Day if such transmission occurs on a day which is not a Business Day or after 3:00 p.m. on a Business Day. If the telecopy or electronic transmission system suffers any interruptions by way of a strike, slow-down, a *force majeure*, or any other cause, a party giving a notice must do so using another means of communication not affected by the disruption.

12.8   Costs and Expenses

The Borrower agrees to pay or reimburse the Lender for all costs and expenses of enforcing this Agreement and the other Transaction Documents, or preserving its rights hereunder or under any document or instrument executed in connection herewith (including legal fees and reasonable time charges of attorneys who may be employees of the Lender, whether in or out of court, in original or appellate proceedings or in bankruptcy).

12.9   Submission to Jurisdiction

The Borrowers hereby submit to the nonexclusive jurisdiction of the courts sitting in the judicial district of Montreal, for the purposes of all legal proceedings arising out of or relating to the Credit Documents or the transactions contemplated thereby. The Borrower irrevocably waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

12.10 Waiver of Jury Trial

EACH OF THE BORROWERS, THE AGENT AND THE LENDERS IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER CREDIT DOCUMENTS.

12.11 Language

The Parties hereto have expressly agreed that this Term Loan as well as all other documents relating thereto, be drawn up in the English language only. Les parties ont expressément convenu que cette débenture de même que tous les documents s'y rattachant soient rédigés en anglais seulement.

12.12 Counterparts

This Agreement may be executed in any number of counterparts, all of which taken together constitute one and the same instrument. A party may execute this Agreement by signing any counterpart.

[Signature Page Follows]

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed as of the date and year first above written.

BORROWER:
VIROPRO INTERNATIONAL INC.

By: /s/ Prosper Azoulay
_____
Name: Prosper Azoulay
Title: Authorized Person

GUARANTOR:
VIROPRO INC.

By: /s/ Prosper Azoulay
_____
Name: Prosper Azoulay
Title: Authorized Person

LENDER:
WESTWARD EXPANSION CO.

By: /s/ Guy-Paul Gauthier
_____
Name: Guy-Paul Gauthier
Title: Authorized Person

SCHEDULE "A" TERM LOAN DISBURSEMENT SCHEDULE

Date	Amount Disbursed
November 1st, 2007 to November 30, 2007	USD$ 300,000
February 1st, 2008 to February 28, 2008	USD$ 300,000
June 1st, 2008 to June 30, 2008	USD$ 300,000
September 1st, 2008 to September 30, 2008	USD$ 300,000
January 1st, 2009 to January 30, 2009	USD$ 300,000
	USD$1,500,000

SCHEDULE "B" MILESTONES

Corporate Milestones	
Action	**Due Date**
New Scientific Committee.	**January 1, 2008**
Business Milestones	
Signature of a new memorandum of understanding or contract in relation to the licensing or manufacturing of biogeneric products.	**June 30, 2008**
Signature of a new memorandum of understanding or contract in relation to the licensing or manufacturing of biogeneric products.	**June 30, 2009**
Scientific Milestones	
1st monoclonal antibodies:	
• **completion of high producing clones - general laboratory practice ("GLP");**	**April 30, 2008**
• **3-litre process development completion – GLP;**	**November 30, 2008**
• **50-litre process development completion – GLP;**	**January 31, 2009**
• **Master cell bank.**	**January 31, 2009**
2st monoclonal antibodies:	
• **completion of high producing clones - general laboratory practice ("GLP");**	**October 1, 2008**
• **3-litre process development completion – GLP;**	**May 1, 2009**
• **50-litre process development completion – GLP;**	**September 1, 2009**
• **Master cell bank.**	**September 1, 2009**
3st monoclonal antibodies:	
• **completion of high producing clones - general laboratory practice ("GLP").**	**April 30, 2009**

• **3-litre process development completion – GLP.**	**October 1, 2009**
• **50-litre process development completion – GLP.**	**January 1, 2010**
• **Master cell bank.**	**January 1, 2010**

Exhibit 2.2 to TERM LOAN AGREEMENT

THIS NOTE, AND THE SECURITIES INTO WHICH IT IS CONVERTIBLE (COLLECTIVELY, THE "SECURITIES"), HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE. THE SECURITIES ARE BEING OFFERED PURSUANT TO A SAFE HARBOR FROM REGISTRATION UNDER REGULATION S PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THE SECURITIES ARE "RESTRICTED" AND MAY NOT BE OFFERED OR SOLD UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT, PURSUANT TO REGULATION D OR PURSUANT TO AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND THE COMPANY WILL BE PROVIDED WITH OPINION OF COUNSEL OR OTHER SUCH INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH EXEMPTIONS ARE AVAILABLE. FURTHER HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE MADE EXCEPT IN COMPLIANCE WITH THE ACT.

THE HOLDER OF THIS NOTE IS ENTITLED TO THE BENEFITS OF THE GUARANTEE, DEED OF HYPOTHEC AND SECURITY AGREEMENT (THE "SECURITY DOCUMENTS") DATED OCTOBER 11, 2007 AMONG THE COMPANY, VIROPRO INTERNATIONAL INC. AND WESTWARD EXPANSION CO., AS AMENDED, MODIFIED AND SUPPLEMENTED FROM TIME TO TIME.

SECURED CONVERTIBLE NOTE

VIROPRO INTERNATIONAL INC.

Issuance Date: _______ ___, 2007 Principal
No. Amount: US $300,000

FOR VALUE RECEIVED, the undersigned, Viropro International Inc., a corporation organized under the federal laws of Canada (the "Borrower"), hereby promises to pay to Westward Expansion Co, a corporation organized under the federal laws of Canada (the "Holder"), the principal sum of US$300,000 on October 11, 2010 (the "Maturity Date"). Interest on the outstanding principal shall be at a rate of 6% per annum ("Interest"), calculated on the basis of a 365 day year, and will be payable monthly, in arrears, on the first Business Day of each calendar month, beginning on the first Business Day of the first full calendar month after October 11, 2009. If all or a portion of a Principal Payment or Interest shall not be paid when due (whether at its stated maturity, by acceleration or otherwise), the Borrower hereby promises to pay, on demand, interest on such overdue amount from and including the due date to, but excluding, the date such amount is paid in full at fifteen percent (15%) per annum (and until the date such overdue amount is paid in full, "Interest" on such overdue amount shall mean interest at such rate).

This Note is being delivered pursuant to the Term Loan Agreement dated as of October 11, 2007 (the "Term Loan Agreement"), among the Borrower, the Holder and Viropro Inc. (the "Company"), a Nevada corporation. This Note is the Note referred to in the Term Loan Agreement, which among other things, contains provisions for the acceleration of the maturity hereof upon the happening of certain events and for the amendment or waiver of certain provisions of the Term Loan Agreement, all upon the terms and conditions therein specified.

1.   All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Term Loan Agreement.

2.   Security.

The Holder's right to payment pursuant to the terms of this Note shall be secured to the extent and on the terms and conditions set forth in the Security Documents and the terms and provisions of the Security Documents are incorporated herein by reference.

3.   Payment.

Payments of Principal and Interest on each Repayment Date shall be made by wire transfer payable to the Holder in immediately available funds to the account so specified, in lawful money of the United States of America (or at such other place as the Holder hereof shall notify the Company in writing). If any Repayment Date occurs on a date that is not a Business Day, then the Principal or Interest then due shall be paid on the next succeeding Business Day.

4.   Prepayment.

The Borrower may, from the issuance thereof until April 11, 2009, provided no Default then exists under the Credit Documents, initiate the forced conversion procedure described in this section 4. Upon receipt of a 30-day written notice by the Borrower (the "Forced Conversion Notice"), the Lender shall make an election among the following two (2) mutually exclusive alternatives: (i) convert pursuant to Section 5 all of the outstanding Obligations into Units of the Guarantor; or (ii) accept as prepayment by the Borrower of all outstanding Obligations a sum equal to the Principal, plus such amount as would be required to achieve a twenty percent (20%) annual return on an hypothetical investment of the Principal during the effective duration of the Term Loan Agreement, plus the costs, if any, described in section 12.8 of the Term Loan Agreement. The Lender shall make the election by written notice (the "Election Notice") within 30 days of the reception of the Forced Conversion Notice. The failure by the Lender to deliver the Election Notice shall be deemed to constitute a Lender's election to convert. The parties hereto agree and undertake to do all things and sign all documents necessary to give full force and effect to their undertakings under this section.

5.   Conversion.

(a)   Conversion Rights. Subject to and in accordance with the provisions of this Section 5, at any time on or prior to the Maturity Date, the Holder may elect, in its sole discretion, to effect the conversion (the "Conversion") of all or any portion of the outstanding principal and interest due on this Note into a number of units of the Company (the "Units") equal to the amount of the Conversion Amount divided by a price equal to six cents (USD $0.06) per Unit. Each unit will consist of one (1) fully paid and nonassessable common share of the capital stock of the Company and one (1) common share purchase warrant of the Company (the "Warrant"). Each Warrant will entitle its holder to purchase one (1) fully paid and nonassessable share of Common Stock of the Company at a price of twelve cents (USD $0.12) per share of Common Stock (the "Conversion Share"). "Conversion Amount" means the portion of the Principal and accrued Interest to be converted, redeemed or otherwise with respect to which this determination is being made.

(b)   Manner of Effecting the Conversion. If the Holder elects to effect the Conversion pursuant to Section 5(a) hereof, the Holder shall deliver a duly executed written notice to the Company of such election (the "Conversion Notice"), and in such event the Conversion shall be deemed to have been effected at the close of business on the date such Conversion Notice is given. Upon any Conversion of this Note in accordance with the terms hereof, the rights of the Holder with respect to the outstanding principal and all interest pursuant to this Note shall cease and the Holder shall be deemed to have become the holder of record of the Units, the Warrants or the Conversion Shares into which this Note shall have been converted, provided that, if the Holder elects to convert only a portion of the outstanding principal and interest pursuant to Section 5(a) hereof, then the Company will deliver a new note to the Holder, on the same terms and conditions as this Note, with respect to the portion of the outstanding principal and interest that is not converted (the "New Note"). Concurrently with the delivery of a Conversion Notice, the Holder shall surrender this Note to the Company. Promptly upon its receipt of a Conversion Notice, the Company shall (i) deliver to or upon the written order of the Holder, a certificate or certificates or the number of shares of Common Stock issuable upon such Conversion, (ii) make a cash payment in respect of any fraction of a share as provided in Section 5(c) hereof and (iii) if applicable, deliver a New Note as set forth in this Section 5(b).

(c)   Fractional Shares. No fractional shares shall be issued upon any Conversion. Instead of any fractional share which would otherwise be issuable upon a Conversion, the Company shall pay a cash amount in respect of such fractional share in an amount based upon the Closing Price of the Common Stock on the trading day immediately preceding such Conversion.

6.   Governing Laws.

This Note shall be governed by and construed in accordance with the laws of the Province of Quebec without giving effect to conflicts of laws thereof. Each of the parties consents to the jurisdiction of the Superior Court of the Province of Quebec sitting in the district of Montreal in connection with any dispute arising under this Debenture and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens to the bringing of any such proceeding in such jurisdictions.

IN WITNESS WHEREOF, the Company has caused this Note to be signed on its behalf, in its corporate name, by its duly authorized officer as an instrument under seal, as of the day and year first above written.

THE COMPANY:
VIROPRO INTERNATIONAL INC.

By:

_____
Name: Jean-Marie Dupuy
Title: President and Director

EXHIBIT I
CONVERSION NOTICE

(To be executed by the Holder in order to Convert the Secured Convertible Note)

TO:

      The undersigned hereby irrevocably elects to convert $ _____ of the principal amount of Note No.___ into Units of **VIROPRO INC.**, according to the conditions stated therein, as of the Conversion Date written below.

Conversion Date:	
Conversion Amount to be converted:	$
Conversion Price:	$
Number of Common Stock to be issued:	
Number of Warrants to be issued:	$

Please issue the shares of Common Stock in the following name and to the following address:
Issue to:

Authorized Signature:	
Name:	
Title:	
Broker DTC Participant Code:	
Account Number:	

Exhibit 10.2

VIROPRO INC.
GUARANTY AND SURETYSHIP AGREEMENT
(this "Guaranty")

1.   For value received, intending to be legally bound hereby, and in order to induce **Westward Expansion Co.** (the "Company") to provide bridge financing in a Term Loan Agreement and enter into the other transactions connected therewith with **Viropro International Inc.,** a corporation organized and existing under the federal laws of Canada (hereinafter the "Borrower"), and as consideration therefor, **Viropro Inc.** (the "Parent"), a corporation organized and existing under the laws of the state of Nevada and the parent corporation of the Borrower as of the date of Parent's execution of this Guaranty, effective as of **October 11, 2007** (the "Effective Date")**,** absolutely, unconditionally and irrevocably guarantees to the Company and becomes surety for the prompt, full and faithful payment, performance, keeping, observance and fulfillment by the Borrower, of all agreements, covenants, duties, obligations, debts, liabilities and indemnities, now or hereafter owing or existing, (collectively, "Obligations") of Borrower under the Term Loan Agreement, the Convertible Note and the Deed of Hypothec effective as of even date herewith as amended from time to time (hereinafter the "Credit Documents"), and under any other agreement or document entered into or delivered by Borrower or issued by the Company in connection therewith or related thereto, each as amended or extended from time to time upon mutual agreement of the parties thereto (collectively with the Credit Documents, the "Covered Agreements"). All references herein to the Covered Agreements shall mean any and all of the Covered Agreements.

2.   Upon the occurrence of any Event of Default (as defined herein), at the election of the Company, Parent shall immediately pay the Company an amount equal to: (i) any and all interest, penalties, fees and expenses (specifically including, but not limited to, reasonable attorneys' fees and expenses) which the Borrower may now or at any time hereafter owe to the Company pursuant to the Credit Documents plus (ii) the principal amount of any and all indebtedness, liabilities and other obligations, whether primary, absolute, secondary, direct, indirect, fixed, contingent, liquidated, unliquidated, secured or unsecured, matured or unmatured, joint, several or joint and several, due or to become due and whether arising by agreement, note, discount, acceptance, overdraft or otherwise, which the Borrower may now or at any time hereafter owe to the Company pursuant to the Credit Documents. Parent's payment of such amount shall not relieve it of its continuing obligations under this Guaranty.

3.   The liability of Parent under this Guaranty shall be immediate and shall not be contingent upon the exercise or enforcement by the Company of any remedies it may have against Borrower or any other Parent, obligor, collateral or security. This is a guaranty of payment and not of collection. The Company shall not be required at any time, as a condition of Parent's liability hereunder, to make demand upon or resort to payment from Borrower or any other person, or any of their properties or estates, or resort to any collateral or security or pursue or exhaust any other rights or remedies whatsoever. Parent's obligations to make payments to the Company hereunder shall arise immediately upon Borrower's failure or refusal to pay or perform when due any Obligation whether as a result of the Borrower's insolvency or otherwise (an "Event of Default"). Payment shall be made by Parent hereunder within three business days of its receipt of notice of an Event of Default or of Enforcement Expenses (as defined herein) from the Company.

4.   Parent shall pay and be liable to the Company for (i) all costs and expenses (including fees of attorneys and expert witnesses and court costs) paid or incurred by the

Company in connection with efforts to collect or enforce performance of any of the Obligations and/or this Guaranty and (ii) interest on the unpaid amount due hereunder accruing at an annual rate equal to twelve percent (12%) (collectively, the "Enforcement Expenses").

5.   Payments by Parent of Obligations and Enforcement Expenses hereunder shall be made in Unites States Dollars by wire transfer of immediately available funds in accordance with the instructions provided by the Company to Parent.

6.   Parent hereby represents and warrants to the Company as follows, all of which shall survive the execution and delivery of this Guaranty:

(a)   Parent is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation as set forth in paragraph 1 hereof, with all requisite power and authority to enter into and perform this Guaranty; and

(b)   This Guaranty has been duly executed and delivered by Parent; constitutes the legal, valid, and binding obligation of Parent enforceable against Parent in accordance with its terms; and all acts, conditions, consents, grants of approval, and things required to be done and performed and to have happened or been granted precedent to the execution, delivery, and performance of this Guaranty to constitute this Guaranty such obligation (without violating any law, regulation, governmental requirement, judgment, order, or decree or any agreement binding on Parent or on Parent's property or resulting in the creation or imposition of or the obligation to create or impose any lien on Parent's property) have been effected in compliance with all applicable law.

7.   This Guaranty constitutes a continuing guaranty and shall:

(a)   remain in full force and effect until all of the Obligations have been paid and performed in full and no further Obligation may thereafter arise or exist under the Covered Agreements;

(b)   shall continue to be effective or shall be reinstated automatically, as the case may be, if at any time any payment of any of the Obligations is rescinded, avoided or rendered void as a preferential transfer, impermissible set-off, fraudulent conveyance or must otherwise be returned or disgorged by the Company upon the insolvency, bankruptcy or reorganization of either Borrower or Parent or otherwise, all as though such rescinded, avoided or voided payment had not been made, and notwithstanding any action or failure to act on the part of the Company in reliance on such payment;

(c)   be binding upon Parent and its successors and permitted assigns;

(d)   inure to the benefit of and be enforceable by the Company and its successors, transferees and assigns; and

(e)   be absolute, unconditional, irrevocable and in no event be affected or impaired by any of the following: (i) any renewal, amendment, restatement, modification or supplement to the Covered Agreements, including any change in the time, manner or place of payment of any Obligation; (ii) any extension, forbearance, waiver, compromise or release of any of the Obligations or any of the Company's or any other person's rights under the Covered Agreements; (iii) any acceptance, exchange, release, discharge or non-perfection by the Company of any collateral or security for or other guaranty or surety of the Obligations; (iv) any failure, neglect, delay or omission on the part of the Company to realize upon or protect any of the Obligations, or any collateral or security therefor or guaranty or surety thereof; (v) any invalidity, irregularity or unenforceability of all or any part of the Covered Agreements or all or any part of the Obligations; (vi) any application of payments or credits by the Company; (vii) any dissolution, insolvency or bankruptcy of Borrower or any stay or lack of enforceability of any agreement or instrument to which the Borrower is a party; (viii) any act of commission or omission of any kind or at any time on the part of the Company or any of its affiliates or any of their respective employees or agents with respect to any matter whatsoever; or (ix) any other circumstances which might, in the absence of this section, otherwise constitute a legal or equitable release, discharge or defense of Parent from or to performance under this Guaranty.

8.   If there is more than one Parent of the Obligations, all of the obligations and agreements of Parent hereunder are joint and several with such other Parents.

9.   Parent hereby waives: (a) promptness and diligence; (b) notice of the incurrence of any of the Obligations or default by Borrower; (c) notice of any actions taken by the Company or Borrower under the Covered Agreements; (d) acceptance of this Guaranty and reliance hereon by the Company; (e) presentment, demand for payment, notice of dishonor or nonpayment, protest and notice of protest with respect to the Obligations or of the obligations of Parent hereunder or of any other Parent, and all other notices and formalities to which Parent or Borrower might be entitled, by statute or otherwise, the omission of or delay in which, but for the provisions of this paragraph, might constitute grounds for relieving Parent of its obligations hereunder; or (f) any right or claim of right to cause a marshalling of any of the Borrower's assets or to cause the Company to proceed against any collateral or security before proceeding under this Guaranty against Parent.

10.   Parent will not exercise any rights which it may acquire by way of subrogation, reimbursement, exoneration, participation, indemnification or contribution, by reason of any payment made by it hereunder or otherwise, until after the date on which all of the Obligations and all of the Enforcement Expenses shall have been paid and satisfied in full; and until such time, any such rights against Borrower shall be fully subordinated in lien and payment to any claim which the Company now or hereafter may have against Borrower. If any amount shall be paid to Parent on account of such subrogation, reimbursement, exoneration, participation, indemnification or contribution at any time when all of the Obligations and all of the Enforcement Expenses shall not have been paid and performed in full, such amount shall be held in trust for the benefit of the Company, shall be segregated from other funds of Parent and shall forthwith be paid over to the Company to be applied in whole or in part by the Company against the Obligations and the Enforcement Expenses in such order as the Company determines in its sole discretion.

11.   This Guaranty may not be assigned by Parent without the prior written consent of the Company and any purported assignment without such consent shall be void and unenforceable.

12.   The obligations of Parent hereunder shall not be subject to any counterclaim, setoff, deduction or defense based upon any related or unrelated claim or defense which Parent may now or hereafter have against Borrower or the Company, or Borrower may now or hereafter have against the Company.

13.   This Guaranty may not be waived, amended, terminated, released or otherwise changed except as expressly agreed in writing by Parent and the Company. Any waiver shall be

effective only in the specific instance and for the specific purpose for which given. No failure on the part of the Company to exercise, no delay in exercising, and no course of dealing with respect to, any right or remedy hereunder will operate as a waiver thereof. No single or partial exercise of any right or remedy hereunder will preclude any further exercise of any other right or remedy. The rights and remedies of the Company provided herein are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or otherwise.

14.   Wherever possible each provision of this Guaranty shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Guaranty shall be prohibited by or invalid under such law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Guaranty.

15.   Any notice, demand, request, instruction or other document required or permitted to be given hereunder shall be in writing and delivered personally or sent by certified mail, postage prepaid, or by overnight delivery service fee prepaid, addressed as follows:

To Parent: Viropro Inc.
                                    8515, Place Devonshire, Suite 207
                                    Montreal (QC) H4P 2K1
                                    ATTN: Prosper Azoulay
                                    Telephone: (514) 731 - 8776
                                    Facsimile: (514) 739-7000

With a copy to:

To the Company: Westward Expansion Co.
                                    3030, Boul. Le Carrefour, suite 1002
                                    Laval (Québec) H7T 2P5
                                    ATTN: Guy-Paul Gauthier
                                    Telephone: (450) 681-7744
                                    Facsimile: (450) 681-8400

With a copy to: Pierre-Hubert Séguin.
                                    Séguin Racine, Attorneys Ltd
                                    3030, Boul. Le Carrefour, suite 1002
                                    Laval (Québec) H7T 2P5
                                    Telephone: (450) 681-7744
                                    Facsimile: (450) 681-8400

Any party may from time to time change its address for purpose of notices to that party by a similar notice specifying a new address, but no such change shall be deemed to have been given until it is actually received by the parties to be charged therewith.

16.   This Guaranty contains the entire agreement of the parties hereto, and supersedes any prior agreement or understanding of the parties relating to the subject matter hereof.

17.   This Guaranty has been negotiated at arm's length between Parent and the Company and each acknowledges that they were advised by competent counsel of their own selection. The construction of this Guaranty shall not take into consideration the party who drafted or whose representative drafted any portion of this Guaranty, and no canon of construction shall be applied that resolves ambiguities against the drafter of a document.

18.   Parent acknowledges that the Company is relying on the execution and delivery of this Guaranty, and the covenants, representations, warranties and waivers contained herein, in issuing and entering into the Covered Agreements.

19.   This Guaranty shall be governed by and construed in accordance with the laws of the Province of Quebec without giving effect to conflicts of laws thereof. Each of the parties consents to the jurisdiction of the Superior Court of the Province of Quebec sitting in the district of Laval in connection with any dispute arising under this Credit Documents and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens to the bringing of any such proceeding in such jurisdictions.

IN WITNESS WHEREOF, Parent and the Company have executed this Guaranty as of the Effective Date.

VIROPRO INC.   **WESTWARD EXPANSION CO.**

By:____ /s/ Prosper Azoulay   By: __/s/ Guy-Paul Gauthier
Name: Prosper Azoulay   Name: Guy-Paul Gauthier
Title: Authorized Person   Title: Authorized Person

Exhibit 10.3

Senior First Lien Security Agreement

This Senior First Lien Security Agreement (the *"Agreement"*) is dated as of October 11, 2007, by and among Viropro Inc., a Nevada corporation, identification number C3547-1982 (the *"Guarantor"*), and Westward Expansion Co. (the *"Lender"*), with its mailing address as set forth in Section 15(b) below.

Preliminary Statements

A.   Guarantor, Viropro International Inc. (the "Borrower") and Lender have entered into a Term Loan Agreement dated as of even date herewith (such Term Loan Agreement, as the same may be amended or modified from time to time, including amendments and restatements thereof in its entirety, being hereinafter referred to as the *"Loan Agreement"*), pursuant to which Lender has provided a bridge financing to Borrower, a wholly-owned subsidiary of Guarantor, subject to certain terms and conditions.

B.   In addition, as a condition to extending credit to the Borrower under the Loan Agreement, the Lender has required, among other things, that Guarantor guarantee the performance of Borrower's obligations by entering into a Guaranty Agreement as of even date herewith with the Lender.

C.   As a condition to extending credit to the Borrower under the Loan Agreement, the Lender has required, among other things, that the Guarantor grant to the Lender a lien on and security interest in the personal property and fixtures of the Guarantor subject to the terms and conditions hereof (such agreements with the Borrower and Guarantor, being referred to collectively as the "*Credit Agreements*").

Now, Therefore, for good and valuable consideration, receipt whereof is hereby acknowledged, the parties hereto hereby agree as follows:

Section 1.   Terms Defined in Loan Agreement.   Except as otherwise provided in Section 2 below, all capitalized terms used herein without definition shall have the same meanings herein as such terms has in the Loan Agreement.

Section 2.   Grant of Security Interest in the Collateral.   As collateral security for the Secured Obligations defined below, the Guarantor hereby grants to the Lender a lien on and security interest in, and right of set-off against*,* and acknowledges and agrees that the Lender has a continuing lien on and security interest in, and right of set-off against, all right, title, and interest of the Guarantor, whether now owned or existing or hereafter created, acquired or arising, in and to all personal property of the Guarantor, including all of the following:

        (a)   Accounts;

        (b)   Chattel Paper;

        (c)   Instruments (including Promissory Notes);

        (d)   Documents;

(e)   General Intangibles (including Payment Intangibles and Software, patents, trademarks, tradestyles, copyrights, and all other intellectual property rights, including all applications, registration, and licenses therefor, and all goodwill of the business connected therewith or represented thereby);

(f)   Letter-of-Credit Rights;

(g)   Supporting Obligations;

(h)   Deposit Accounts;

(i)   Investment Property (including certificated and uncertificated Securities, Securities Accounts, Security Entitlements, Commodity Accounts, and Commodity Contracts);

(j)   Inventory;

(k)   Equipment (including all software, whether or not the same constitutes embedded software, used in the operation thereof);

(l)   Fixtures;

(m)   Rights to merchandise and other Goods (including rights to returned or repossessed Goods and rights of stoppage in transit) which is represented by, arises from, or relates to any of the foregoing;

(n)   Monies, personal property, and interests in personal property of the Guarantor of any kind or description now held by the Lender or at any time hereafter transferred or delivered to, or coming into the possession, custody or control of, the Lender, or any agent or affiliate of the Lender, whether expressly as collateral security or for any other purpose (whether for safekeeping, custody, collection or otherwise), and all dividends and distributions on or other rights in connection with any such property;

(o)   Supporting evidence and documents relating to any of the above-described property, including, without limitation, computer programs, disks, tapes and related electronic data processing media, and all rights of the Guarantor to retrieve the same from third parties, written applications, credit information, account cards, payment records, correspondence, delivery and installation certificates, invoice copies, delivery receipts, notes and other evidences of indebtedness, insurance certificates and the like, together with all books of account, ledgers, and cabinets in which the same are reflected or maintained;

(p)   Accessions and additions to, and substitutions and replacements of, any and all of the foregoing; and

(q)   Proceeds and products of the foregoing, and all insurance of the foregoing and proceeds thereof;

all of the foregoing being herein sometimes referred to as the *"Collateral"*. All terms which are used in this Agreement which are defined in the Uniform Commercial Code of the State of Nevada as in effect from time to time (*"UCC"*) shall have the same meanings herein as such terms are defined in the UCC, unless this Agreement shall otherwise specifically provide. For purposes of this Agreement, the term *"Receivables"* means all rights to the payment of a monetary obligation, whether or not earned by performance, and whether evidenced by an Account, Chattel Paper, Instrument, General Intangible, or otherwise.

Section 3.   *Secured Obligations.*   This Agreement is made and given to secure, and shall secure, the prompt payment and performance of (a) any and all indebtedness, obligations, and liabilities of the Guarantor to the Lender, under or in connection with or evidenced by the Credit Agreements and (b) any and all expenses and charges, legal or otherwise, suffered or incurred by the Lender, and any of them individually, in collecting or enforcing any of such indebtedness, obligations, and liabilities or in realizing on or protecting or preserving any security therefor, including, without limitation, the lien and security interest granted hereby (all of the indebtedness, obligations, liabilities, expenses, and charges described above being hereinafter referred to as the *"Secured Obligations"*). Notwithstanding anything in this Agreement to the contrary, the right of recovery against the Guarantor under this Agreement shall not exceed the lowest amount that would render the Guarantor's obligations under this Agreement void or voidable under applicable law (including fraudulent conveyance law), less $1.00.

Section 4.   *Covenants, Agreements, Representations and Warranties.*   The Guarantor hereby covenants and agrees with, and represents and warrants to, the Lender that:

(a)   Each of the representations, warranties and covenants made by the Guarantor and contained in the Loan Agreement are deemed repeated herein, for the benefit of the Lender, and shall be read as the context requires.

(b)   the Guarantor's chief executive office is at 8515, Place Devonshire, Suite 207, Montreal (QC) Canada, H4P 2K1 and Guarantor has no other executive offices or places of business. The Collateral is and shall remain in the Guarantor's possession or control at such location (the *"Permitted Collateral Location"*), except for Collateral which in the ordinary course of the Guarantor's business is sold or in transit to any customer of the Guarantor. The Guarantor shall not move its chief executive office or maintain a place of business at another location or permit any Collateral to be located at a location other than the Permitted Collateral Location, in each case without first providing the Lender at least 30 days prior written notice of the Guarantor's intent to do so; *provide*d that the Guarantor shall at all times maintain its chief executive office, places of business, and Permitted Collateral Location in the United States of America or Canada and the Guarantor has taken all action reasonably requested by the Lender to maintain the lien and security interest of the Lender in the Collateral at all times fully perfected and in full force and effect.

(c)   the Guarantor's legal name, jurisdiction of organization and organizational number (if any) is correctly set forth in the Preamble of this Agreement. The Guarantor has not transacted business at any time during the immediately preceding five-year period, and does not currently transact business, under any other legal names or trade names other than the prior legal names and trade names (if any) set forth in the Preamble. The Guarantor shall not change its jurisdiction of organization without the Lender's prior written consent. The Guarantor shall not change its legal name or transact business under any other trade name without first giving 30 days' prior written notice of its intent to do so to the Lender.

(d)   the Guarantor shall warrant and defend the Collateral against any claims and demands of all persons at any time claiming the same or any interest in the Collateral adverse to any of the Lender.

(e)   the Guarantor will strictly comply with every covenant and undertaking heretofore or hereafter given by it to the Lender and the Lender (and any one or more of them), whether contained herein or not.

(f)   the Guarantor agrees it will hold the proceeds received from any direct or indirect dealing with the Collateral in trust for the Lender after any of the Collateral is sold other than in the ordinary course of business of the Guarantor and for the purpose of carrying on such business.

(g)   the Guarantor will notify the Lender of any loss or damage to the Collateral exceeding $10,000 per occurrence or $50,000 in the aggregate in any fiscal year, any change in any information provided in this Agreement (including the Schedules hereto) or any actual or potential claim affecting the Guarantor, the Collateral or the security interest of the Lender in the Collateral.

(h)   the Guarantor will at all times allow the Lender and their respective representatives free access to and right of inspection of the Collateral at such reasonable times and intervals as the Lender may designate and, in the absence of any existing Default or Event of Default, with reasonable prior written notice to the relevant Guarantor and without undue interference with the Guarantor's operations or affairs.

(i)   the Guarantor will preserve the Guarantor's rights, powers, licenses, privileges, franchises and goodwill, comply with all applicable laws, regulations and orders (including environmental laws, regulations and orders), leases, easements and other agreements affecting the Guarantor or the Collateral and conduct its business in a proper and efficient manner so as to protect the Collateral, the security interest of the Lender therein and the business and undertaking of the Guarantor, in each case, to the extent required by the Loan Agreement.

(j)   Schedule A attached hereto contains a true, complete, and current listing of all patents, trademarks, tradestyles, copyrights, and other intellectual property rights (including all registrations and applications therefor) owned by each of the Guarantor as of the date hereof that are registered with any governmental authority. The Guarantors shall promptly notify the Lender in writing of any additional intellectual property rights acquired or arising after the date hereof, and shall submit to the Lender a supplement to Schedule A to reflect such additional rights (provided the Guarantor's failure to do so shall not impair the Lender's security interest therein). the Guarantor owns or possesses rights to use all franchises, licenses, patents, trademarks, trade names, tradestyles, copyrights, and rights with respect to the foregoing which are required to conduct its business. To the Guarantor' knowledge, no event has occurred which permits, or after notice or lapse of time or both would permit, the revocation or termination of any such rights, and, to the Guarantor's knowledge, the Guarantor are not liable to any person for infringement under applicable law with respect to any such rights as a result of its business operations.

(k)   the Guarantor agrees to execute and deliver to the Lender such further agreements, assignments, instruments, and documents, and to do all such other things, as the Lender may reasonably deem necessary or appropriate to assure the Lender its lien and security interest hereunder, including, without limitation, (i) such financing statements or other instruments and documents as the Lender may from time to time reasonably require to comply with the UCC and any other applicable law, (ii) such agreements with respect to patents, trademarks, copyrights, and similar intellectual property rights as the Lender may from time to time reasonably require to comply with the filing requirements of the United States Patent and Trademark Office and the United States Copyright Office, and (iii) such control agreements with respect to Deposit Accounts, Investment Property, Letter-of-Credit Rights, and electronic Chattel Paper, and, subject to Section 8(d) hereof, to cause the relevant depository institutions, financial intermediaries, and issuers to execute and deliver such control agreements, as the Lender may from time to time reasonably require. the Guarantor hereby agrees that a carbon, photographic or other reproduction of this Agreement or any such financing statement is sufficient for filing as a financing statement by the Lender without notice thereof to the Guarantor wherever the Lender in its sole discretion desires to file the same. the Guarantor hereby authorizes the Lender to file any and all financing statements covering the Collateral or any part thereof as the Lender may require, including financing statements describing the Collateral as "all assets" or "all personal property" or words of like meaning. The Lender may order lien searches from time to time against the Guarantor and the Collateral, and the Guarantor shall promptly reimburse the Lender for all reasonable costs and expenses incurred in connection with such lien searches. In the event for any reason the law of any jurisdiction other than Nevada becomes or is applicable to the Collateral or any part thereof, or to any of the Secured Obligations, the Guarantor agrees to execute and deliver all such agreements, assignments, instruments, and documents and to do all such other things as the Lender deems necessary or appropriate to preserve, protect, and enforce the security interest of the Lender under the law of such other jurisdiction.

(l)   On failure of the Guarantor to perform any of the covenants and agreements herein contained, the Lender may, at its option, perform the same and in so doing may expend such sums as the Lender deems advisable in the performance thereof, including, without limitation, the payment of any insurance premiums, the payment of any taxes, liens, and encumbrances, expenditures made in defending against any adverse claims, and all other expenditures which the Lender may be compelled to make by operation of law or which the Lender may make by agreement or otherwise for the protection of the security hereof. All such sums and amounts so expended shall be repayable by the Guarantor upon demand, shall constitute additional Secured Obligations secured hereunder, and shall bear interest from the date said amounts are expended at the rate per annum (computed on the basis of a year of 365 days for the actual number of days elapsed) equal to the highest rate then applicable to the Loan Agreement plus six per cent (6%) (such rate per annum as so determined being hereinafter referred to as the *"Default Rate"*). No such performance of any covenant or agreement by the Lender on behalf of a Guarantor, and no such advancement or expenditure therefor, shall relieve the Guarantor of any default under the terms of this Agreement or in any way obligate the Lender to take any further or future action with respect thereto. The Lender, in making any payment hereby authorized, may do so according to any bill, statement or estimate procured from the appropriate public office or holder of the claim to be discharged without inquiry into the accuracy of such bill, statement or estimate or into the validity of any tax assessment, sale, forfeiture, tax lien or title or claim. The Lender, in performing any act hereunder, shall be the sole judge of whether the Guarantor is required to perform the same under the terms of this Agreement.

Section 5.   To the extent any Receivable or other item of Collateral is evidenced by an Instrument or tangible Chattel Paper, the Guarantor shall cause such Instrument or tangible Chattel Paper to be pledged and delivered to the Lender; *provided, however,* that, prior to the existence of a Default or Event of Default and thereafter until otherwise required by the Lender, a Guarantor shall not be required to deliver any such Instrument or tangible Chattel Paper if and only so long as the aggregate unpaid principal balance of all such Instruments and tangible Chattel Paper held by the Guarantor and not delivered to the Lender hereunder is less than $10,000 at any one time outstanding. Unless delivered to the Lender or its agent, all tangible Chattel Paper and Instruments shall contain a legend acceptable to the Lender indicating that such Chattel Paper or Instrument is subject to the security interest of the Lender contemplated by this Agreement.

Section 6.   Collection of Receivables. (a) Except as otherwise provided in this Agreement or the Loan Agreement, the Guarantor shall make collection of its Receivables and may use the same to carry on its business in accordance with its customary business practice as currently conducted and otherwise subject to the terms hereof.

(b)   During the existence of an Event of Default, in the event the Lender requests the Guarantor to do so:

(i)   all Instruments and tangible Chattel Paper at any time constituting part of the Receivables (including any postdated checks) shall, upon receipt by the Guarantor, be immediately endorsed to and deposited with Agent; and/or

(ii)   the Guarantor shall instruct all customers and account debtors to remit all payments in respect of Receivables or any other Collateral to a lockbox or lockboxes under the sole custody and control of the Lender and which are maintained at one or more post offices selected by the Lender.

(c)   Upon the occurrence and during the continuation of any Event of Default, whether or not the Lender has exercised any of its other rights under the other provisions of this Section 6, the Lender or its designee may notify the relevant Guarantor's customers and account debtors at any time that Receivables has been assigned to the Lender's security interest therein, and either in its own name, or the Guarantor's name, or both, demand, collect (including, without limitation, through a lockbox analogous to that described in Section 6(b)(ii) hereof), receive, receipt for, sue for, compound and give acquittance for any or all amounts due or to become due on Receivables, and in the Lender's discretion file any claim or take any other action or proceeding which the Lender may deem necessary or appropriate to protect and realize upon the security interest of the Lender in the Receivables or any other Collateral.

(d)   Any proceeds of Receivables or other Collateral transmitted to or otherwise received by the Lender pursuant to any of the provisions of Sections 6(b) or 6(c) hereof may be handled and administered by the Lender in and through a remittance account or accounts maintained by the Lender at a commercial bank or banks selected by the Lender (collectively the *"Depositary Banks"* and individually a *"Depositary Bank"*), and the Guarantor acknowledges that the maintenance of such remittance accounts by the Lender is solely for the Lender's convenience and that the Guarantor do not has any right, title or interest in such remittance accounts or any amounts at any time standing to the credit thereof. The Lender may, after the occurrence and during the continuation of any Default or Event of Default, apply all or any part of any proceeds of Receivables or other Collateral received by it from any source to the payment of the Secured Obligations (whether or not then due and payable), such applications to be made in such amounts, in such manner and order, and at such intervals as the Lender may from time to time in its discretion determine, but not less often than once each week. The Lender need not apply or give credit for any item included in proceeds of Receivables or other Collateral until the Depositary Bank has received final payment therefor at its office in cash or final solvent credits current at the site of deposit acceptable to the Lender and the Depositary Bank as such. However, if the Lender does permit credit to be given for any item prior to a Depositary Bank receiving final payment therefor and such Depositary Bank fails to receive such final payment or an item is charged back to the Lender or any Depositary Bank for any reason, the Lender may at its election in either instance charge the amount of such item back against any such remittance accounts or any Deposit Account of the Guarantor subject to the lien and security interest of this Agreement, together with interest thereon at the Default Rate. Unless and until a Default or an Event of Default has occurred and is continuing, the Lender will release proceeds of Collateral which the Lender has not applied to the Secured Obligations as provided above from the remittance account from time to time after receipt thereof. the Guarantor hereby indemnifies the Lender from and against all liabilities, damages, losses, actions, claims, judgments, and all reasonable costs, expenses, charges, and attorneys' fees suffered or incurred by the Lender because of the maintenance of the foregoing arrangements; *provided, however*, that the Guarantor shall not be required to indemnify the Lender for any of the foregoing to the extent they arise solely from the gross negligence or willful misconduct of the person seeking to be indemnified. The Lender shall have no liability or responsibility to the Guarantor for any Depositary Bank accepting any check, draft or other order for payment of money bearing the legend "payment in full" or words of similar import or any other restrictive legend or endorsement whatsoever or be responsible for determining the correctness of any remittance.

   Section 7.   Special Provisions Re: Inventory and Equipment. (a) the Guarantor warrants and agrees that none of its Inventory is or will be consigned to any other person without the Lender's prior written consent.

   (b)   Upon the Lender's request, the Guarantor shall at its own cost and expense cause the lien of the Lender in and to any portion of the Collateral subject to a certificate of title law to be duly noted on such certificate of title or to be otherwise filed in such manner as is prescribed by law in order to perfect such lien and will cause all such certificates of title and evidences of lien to be deposited with the Lender.

   (c)   None of the Equipment is or will be attached to real estate in such a manner that the same may become a fixture.

   (d)   If any of the Inventory is at any time evidenced by a document of title, such document shall be promptly delivered by the relevant Guarantor to the Lender.

Section 8.   Special Provisions Re: Investment Property and Deposits. (a) Unless and until an Event of Default has occurred and is continuing and thereafter until notified to the contrary by the Lender pursuant to Section 10(d) hereof:

      (i)   the Guarantor shall be entitled to exercise all voting and/or consensual powers pertaining to its Investment Property, or any part thereof, for all purposes not inconsistent with the terms of this Agreement, the Loan Agreement or any other document evidencing or otherwise relating to any Secured Obligations; and

      (ii)   the Guarantor shall be entitled to receive and retain all cash dividends paid upon or in respect of its Investment Property subject to the lien and security interest of this Agreement.

(b)   All Investment Property (including all securities, certificated or uncertificated, securities accounts, and commodity accounts) of the Guarantor on the date hereof is listed and identified on Schedule B attached hereto and made a part hereof. the Guarantor shall promptly notify the Lender of any other Investment Property acquired or maintained by the Guarantor after the date hereof, and shall submit to the Lender a supplement to Schedule B to reflect such additional rights (provided the Guarantor's failure to do so shall not impair the Lender's security interest therein). Certificates for all certificated securities now or at any time constituting Investment Property and part of the Collateral hereunder shall be promptly delivered by the Guarantor to the Lender duly endorsed in blank for transfer or accompanied by an appropriate assignment or assignments or an appropriate undated stock power or powers, in every case sufficient to transfer title thereto, including, without limitation, all stock received in respect of a stock dividend or resulting from a split-up, revision or reclassification of the Investment Property or any part thereof or received in addition to, in substitution of or in exchange for the Investment Property or any part thereof as a result of a merger, consolidation or otherwise. With respect to any uncertificated securities or any Investment Property held by a securities intermediary, commodity intermediary, or other financial intermediary of any kind, at the Lender's request, the relevant Guarantor shall execute and deliver, and shall cause any such issuer or intermediary to execute and deliver, an agreement among the Guarantor, the Lender, and such issuer or intermediary in form and substance satisfactory to the Lender which provides, among other things, for the issuer's or intermediary's agreement that it will comply with such entitlement orders, and apply any value distributed on account of any Investment Property, as directed by the Lender without further consent by the Guarantor. The Lender may, at any time after the occurrence and during the continuation of any Default or Event of Default, cause to be transferred into its name or the name of its nominee or nominees any and all of the Investment Property hereunder.

(c)   the Guarantor represents that on the date of this Agreement, none of its Investment Property consists of margin stock (as such term is defined in Regulation U of the Board of Governors of the Federal Reserve System) except to the extent the Guarantor has delivered to the Lender a duly executed and completed Form U-1 with respect to such stock. If at any time the Investment Property or any part thereof consists of margin stock, the relevant Guarantor shall promptly so notify the Lender and deliver to the Lender a duly executed and completed Form U-1 and such other instruments and documents reasonably requested by the Lender in form and substance satisfactory to the Lender.

(d)   All Deposit Accounts of the Guarantor on the date hereof are listed and identified (by account number and depository institution) on Schedule B attached hereto and made a part hereof. the

Guarantor shall promptly notify the Lender of any other Deposit Account opened or maintained by the Guarantor after the date hereof, and shall submit to the Lender a supplement to Schedule B to reflect such additional accounts (provided the Guarantor's failure to do so shall not impair the Lender's security interest therein). With respect to all such Deposit Account, the Guarantor, the depository institution, and the Lender shall execute and deliver an account control agreement in form and substance satisfactory to the Lender which provides, among other things, for the depository institution's agreement that it will comply with instructions originated by the Lender directing the disposition of the funds in the Deposit Account without further consent by the Guarantor.

Section 9.   *Power of Attorney.* In addition to any other powers of attorney contained herein, the Guarantor hereby appoints the Lender, its nominee, or any other person whom the Lender may designate as the Guarantor's attorney-in-fact, with full power and authority, in each case only upon the occurrence and during the continuation of any Event of Default, to sign the Guarantor's name on verifications of Receivables and other Collateral; to send requests for verification of Collateral to the Guarantor's customers, account debtors, and other obligors; to endorse the Guarantor's name on any checks, notes, acceptances, money orders, drafts, and any other forms of payment or security that may come into the Lender's possession; to endorse the Collateral in blank or to the order of the Lender or its nominee; to sign the Guarantor's name on any invoice or bill of lading relating to any Collateral, on claims to enforce collection of any Collateral, on notices to and drafts against customers and account debtors and other obligors, on schedules and assignments of Collateral, on notices of assignment and on public records; to notify the post office authorities to change the address for delivery of the Guarantor's mail to an address designated by the Lender; to receive, open, and dispose of all mail addressed to the Guarantor; and to do all things necessary to carry out this Agreement. The Guarantor hereby ratifies and approves all acts of any such attorney made in accordance with the terms hereof and agrees that neither the Lender nor any such attorney will be liable for any acts or omissions or for any error of judgment or mistake of fact or law other than such person's gross negligence or willful misconduct. The Lender may file one or more financing statements disclosing its security interest in all or any part of the Collateral without the Guarantor's signature appearing thereon, and the Guarantor also hereby grants the Lender a power of attorney to execute any such financing statements, and amendments and supplements thereto, on behalf of the Guarantor without notice thereof to the Guarantor. The foregoing powers of attorney, being coupled with an interest, are irrevocable until the Secured Obligations has been fully paid and satisfied and the commitments of the Lender to extend credit to or for the account of the Guarantor under the Loan Agreement has expired or otherwise terminated.

Section 10.   *Defaults and Remedies.* (a) The occurrence of any event or the existence of any condition specified as an "Event of Default" under the Credit Agreements shall constitute an *"Event of Default"* hereunder.

(b)   Upon the occurrence and during the continuation of any Event of Default, the Lender shall have, in addition to all other rights provided herein or by law, the rights and remedies of a secured party under the UCC (regardless of whether the UCC is the law of the jurisdiction where the rights or remedies are asserted and regardless of whether the UCC applies to the affected Collateral), and further the Lender may, without demand and, to the extent permitted by applicable law, without advertisement, notice, hearing or process of law, all of which the Guarantor hereby waives to the extent permitted by applicable law, at any time or times, sell and deliver any or all Collateral held by or for it at public or private sale, at any securities exchange or broker's board or at the Lender's office or elsewhere, for cash, upon credit or otherwise, at such prices and upon such terms as the Lender deems advisable, in its discretion. In the exercise of any such remedies, the Lender may sell the Collateral as a unit even though the sales price thereof may be in excess of the amount remaining unpaid on the Secured Obligations. Also, if less than all the Collateral is sold, the Lender shall have no duty to marshal or apportion the part of the Collateral so sold as between the Guarantor, or any of them, but may sell and deliver any or all of the Collateral without regard to which of the Guarantor are the owners thereof. In addition to all other sums due the Lender hereunder, the Guarantor shall pay the Lender all costs and expenses incurred by the Lender, including reasonable attorneys' fees and court costs, in obtaining, liquidating or enforcing payment of Collateral or the Secured Obligations or in the prosecution or defense of any action or proceeding by or against the Lender or the Guarantor concerning any matter arising out of or connected with this Agreement or the Collateral or the Secured Obligations, including, without limitation, any of the foregoing arising in, arising under or related to a case under the United States Bankruptcy Code (or any successor statute). Any requirement of reasonable notice shall be met if such notice is personally served on or mailed, postage prepaid, to the Guarantor in accordance with Section 14(b) hereof at least 10 days before the time of sale or other event giving rise to the requirement of such notice; *provided, however,* no notification need be given to a Guarantor if the Guarantor has signed, after an Event of Default hereunder has occurred, a statement renouncing any right to notification of sale or other intended disposition. The Lender shall not be obligated to make any sale or other disposition of the Collateral regardless of notice having been given. The Lender may be the purchaser at any such sale. The Guarantor hereby waives all of its rights of redemption from any such sale. The Lender may postpone or cause the postponement of the sale of all or any portion of the Collateral by announcement at the time and place of such sale, and such sale may, without further notice, be made at the time and place to which the sale was postponed or the Lender may further postpone such sale by announcement made at such time and place. The Lender has no obligation to prepare the Collateral for sale. The Lender may sell or otherwise dispose of the Collateral without giving any warranties as to the Collateral or any part thereof, including disclaimers of any warranties of title or the like, and the Guarantor acknowledges and agrees that the absence of such warranties shall not render the disposition commercially unreasonable.

(c)   Without in any way limiting the foregoing, upon the occurrence and during the continuation of any Event of Default hereunder, in addition to all other rights provided herein or by law, (i) the Lender shall have the right to take physical possession of any and all of the Collateral and anything found therein, the right for that purpose to enter without legal process any premises where the Collateral may be found (provided such entry be done lawfully), and the right to maintain such possession on the relevant Guarantor's premises (the Guarantor hereby agreeing, to the extent it may lawfully do so, to lease such premises without cost or expense to the Lender or its designee if the Lender so requests) or to remove the Collateral or any part thereof to such other places as the Lender may desire, (ii) the Lender shall have the right to direct any intermediary at any time holding any Investment Property or other Collateral, or any issuer thereof, to deliver such Collateral or any part thereof to the Lender and/or to liquidate such Collateral or any part thereof and deliver the proceeds thereof to the Lender (including, without limitation, the right to deliver a notice of control with respect to any Collateral held in a securities account or commodities account and deliver all entitlement orders with respect thereto), (iii) the Lender shall have the right to exercise any and all rights with respect to all Deposit Accounts of the Guarantor, including, without limitation, the right to direct the disposition of the funds in each Deposit Account and to collect, withdraw, and receive all amounts due or to become due or payable thereunder, and (iv) the Guarantor shall, upon the Lender's demand, promptly assemble the Collateral and make it available to the Lender at a place reasonably designated by the Lender. If the Lender exercises its right to take possession of the

Collateral, the Guarantor shall also at its expense perform any and all other steps requested by the Lender to preserve and protect the security interest hereby granted in the Collateral, such as placing and maintaining signs indicating the security interest of the Lender, appointing overseers for the Collateral and maintaining Collateral records.

(d)   Without in any way limiting the foregoing, upon the occurrence and during the continuation of any Event of Default, all rights of the Guarantor to exercise the voting and/or consensual powers which they are entitled to exercise pursuant to Section 8(a)(i) hereof and/or to receive and retain the distributions which they are entitled to receive and retain pursuant to Section 8(a)(ii) hereof, shall, at the option of the Lender, cease and thereupon become vested in the Lender, which, in addition to all other rights provided herein or by law, shall then be entitled solely and exclusively to exercise all voting and other consensual powers pertaining to the Investment Property and/or to receive and retain the distributions which the Guarantor would otherwise has been authorized to retain pursuant to Section 8(a)(ii) hereof and shall then be entitled solely and exclusively to exercise any and all rights of conversion, exchange or subscription or any other rights, privileges or options pertaining to any Investment Property as if the Lender were the absolute owner thereof including, without limitation, the rights to exchange, at its discretion, all Investment Property or any part thereof upon the merger, consolidation, reorganization, recapitalization or other readjustment of the respective issuer thereof or upon the exercise by or on behalf of any such issuer or the Lender of any right, privilege or option pertaining to any Investment Property and, in connection therewith, to deposit and deliver the Investment Property or any part thereof with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as the Lender may determine. In the event the Lender in good faith believes any of the Collateral constitutes restricted securities within the meaning of any applicable securities laws, any disposition thereof in compliance with such laws shall not render the disposition commercially unreasonable.

(e)   Without in any way limiting the foregoing, the Guarantor hereby grants to the Lender a royalty-free irrevocable license and right to use, during the existence of any Event of Default, all of the Guarantor's patents, patent applications, patent licenses, trademarks, trademark registrations, trademark licenses, trade names, trade styles, and similar intangibles in connection with any foreclosure or other realization by the Lender on all or any part of the Collateral to the extent permitted by law. The license and right granted the Lender hereby shall be without any royalty or fee or charge whatsoever.

(f)   The powers conferred upon the Lender hereunder are solely to protect their interest in the Collateral and shall not impose on them any duty to exercise such powers. The Lender shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession or control if such Collateral is accorded treatment substantially equivalent to that which the Lender accords its own property, consisting of similar type assets, it being understood, however, that the Lender shall have no responsibility for (i) ascertaining or taking any action with respect to calls, conversions, exchanges, maturities, tenders or other matters relating to any Collateral, whether or not the Lender has or is deemed to has knowledge of such matters, (ii) taking any necessary steps to preserve rights against any parties with respect to any Collateral, or (iii) initiating any action to protect the Collateral or any part thereof against the possibility of a decline in market value. This Agreement constitutes an assignment of rights only and not an assignment of any duties or obligations of the Guarantor in any way related to the Collateral, and the Lender shall have no duty or obligation to discharge any such duty or obligation. Neither the Lender nor any party acting as attorney for the Lender shall be liable for any acts or omissions or for any error of judgment or mistake of fact or law other than such person's gross negligence or willful misconduct.

(g)   Failure by the Lender to exercise any right, remedy or option under this Agreement or any other agreement between the Guarantor and the Lender or provided by law, or delay by the Lender in exercising the same, shall not operate as a waiver; and no waiver shall be effective unless it is in writing, signed by the party against whom such waiver is sought to be enforced and then only to the extent specifically stated. The rights and remedies of the Lender under this Agreement shall be cumulative and not exclusive of any other right or remedy which the Lender may have. For purposes of this Agreement, an Event of Default shall be construed as continuing after its occurrence until waived in writing by the Lender.

Section 11.   Application of Proceeds. The proceeds and avails of the Collateral at any time received by the Lender upon the occurrence and during the continuation of any Event of Default shall, when received by the Lender in cash or its equivalent, be applied by the Lender in reduction of, or held as collateral security for, the Secured Obligations in accordance with the terms of the Loan Agreement. The Guarantors shall remain liable to the Lender for any deficiency. Any surplus remaining after the full payment and satisfaction of the Secured Obligations shall be returned to the Guarantor or to whomsoever the Lender reasonably determines is lawfully entitled thereto.

Section 12.   Continuing Agreement. This Agreement shall be a continuing agreement in every respect and shall remain in full force and effect until all of the Secured Obligations, both for principal and interest, has been fully paid and satisfied and the commitments of the Lender to extend credit to or for the account of the Guarantor under the Loan Agreement has expired or otherwise terminated. Upon such termination of this Agreement, the Lender shall, upon the request and at the expense of the Guarantor, forthwith release its liens and security interests hereunder.

Section 13.   The Lender. In acting under or by virtue of this Agreement, the Lender shall be entitled to all the rights, authority, privileges, and immunities provided in the Loan Agreement, all of which provisions of said Loan Agreement are incorporated by reference herein with the same force and effect as if set forth herein in their entirety.

Section 14.   Relevant Currency. The payment by any of the Guarantor of any amount or amounts due the Lender hereunder shall be made in the currency required under the Loan Agreement.

Section 15.   Miscellaneous. (a) This Agreement cannot be changed or terminated orally. This Agreement shall create a continuing lien on and security interest in the Collateral and shall be binding upon the Guarantor, its successors and assigns and shall inure, together with the rights and remedies of the Lender hereunder, to the benefit of the Lender and their successors and permitted assigns; *provided, however*, that the Guarantor may not assign its rights or delegate its duties hereunder without the Lender's prior written consent. Without limiting the generality of the foregoing, and subject to the provisions of the Loan Agreement, any Lender may assign or otherwise transfer any indebtedness held by it secured by this Agreement to any other person, and such other person shall thereupon become vested with all the benefits in respect thereof granted to such Lender herein or otherwise.

(b)   Except as otherwise specified herein, all notices hereunder shall be in writing (including, without limitation, notice by telecopy) and shall be given to the relevant party at its address or telecopier number set forth below (or, if no such address is set forth below, at the address of the relevant Guarantor as shown on the records of the Lender), or such other address or telecopier number as such party may hereafter specify by notice to the other given by courier, by United States certified or registered mail, by telecopy or by other telecommunication device capable of creating a written record of such notice and its receipt. Notices hereunder shall be addressed:

If to the Guarantor to: Viropro Inc.
                                 8515, Place Devonshire, Suite 207
                                 Montreal (QC) H4P 2K1
                                 ATTN: Prosper Azoulay
                                 Telephone: (514) 731 - 8776
                                 Facsimile: (514) 739-7000

With a copy to:

If to the Lender: Westward Expansion Co.
                                 3030, Boul. Le Carrefour, suite 1002
                                 Laval (Québec) H7T 2P5
                                 ATTN: Guy-Paul Gauthier
                                 Telephone: (450) 681-7744
                                 Facsimile: (450) 681-8400

With a copy to: Pierre-Hubert Séguin.
                                 Séguin Racine, Attorneys Ltd
                                 3030, Boul. Le Carrefour, suite 1002
                                 Laval (Québec) H7T 2P5
                                 Telephone: (450) 681-7744
                                  Facsimile: (450) 681-8400

Each such notice, request or other communication shall be effective (i) if given by telecopier, when such telecopy is transmitted to the telecopier number specified in this Section and a confirmation of such telecopy has been received by the sender, (ii) if given by mail, five days after such communication is deposited in the mail, certified or registered with return receipt requested, addressed as aforesaid or (iii) if given by any other means, when delivered at the addresses specified in this Section.

(c)   In the event and to the extent that any provision hereof shall be deemed to be invalid or unenforceable by reason of the operation of any law or by reason of the interpretation placed thereon by any court, this Agreement shall to such extent be construed as not containing such provision, but only as to such jurisdictions where such law or interpretation is operative, and the invalidity or unenforceability of such provision shall not affect the validity of any remaining provisions hereof, and any and all other provisions hereof which are otherwise lawful and valid shall remain in full force and effect.

(d)	The lien and security interest herein created and provided for stand as direct and primary security for the Secured Obligations of the Guarantor arising under or otherwise relating to the Loan Agreement as well as for the other Secured Obligations secured hereby. No application of any sums received by the Lender in respect of the Collateral or any disposition thereof to the reduction of the Secured Obligations or any part thereof shall in any manner entitle the Guarantor to any right, title or interest in or to the Secured Obligations or any collateral or security therefor, whether by subrogation or otherwise, unless and until all Secured Obligations has been fully paid and satisfied and all commitments to extend credit to or for the account of the Guarantor under the Loan Agreement has expired or otherwise terminated. The Guarantor acknowledges and agrees that the lien and security interest hereby created and provided are absolute and unconditional and shall not in any manner be affected or impaired by any acts of omissions whatsoever of the Lender, and without limiting the generality of the foregoing, the lien and security interest hereof shall not be impaired by any acceptance by the Lender of any other security for or guarantors upon any of the Secured Obligations or by any failure, neglect or omission on the part of the Lender to realize upon or protect any of the Secured Obligations or any collateral or security therefor. The lien and security interest hereof shall not in any manner be impaired or affected by (and the Lender, without notice to anyone, are hereby authorized to make from time to time) any sale, pledge, surrender, compromise, settlement, release, renewal, extension, indulgence, alteration, substitution, exchange, change in, modification or disposition of any of the Secured Obligations or of any collateral or security therefor, or of any guaranty thereof, or of any instrument or agreement setting forth the terms and conditions pertaining to any of the foregoing. In order to realize hereon and to exercise the rights granted the Lender hereunder and under applicable law, there shall be no obligation on the part of the Lender at any time to first resort for payment to the Guarantor or to any guaranty of the Secured Obligations or any portion thereof or to resort to any other collateral, security, property, liens or any other rights or remedies whatsoever, and the Lender shall have the right to enforce this Agreement against the Guarantor or its Collateral irrespective of whether or not other proceedings or steps seeking resort to or realization upon or from any of the foregoing are pending.

(g)	This Agreement may be executed in any number of counterparts and by different parties hereto on separate counterpart signature pages, each constituting an original, but all together one and the same instrument. The Guarantor acknowledges that this Agreement is and shall be effective upon its execution and delivery by the Guarantor to the Lender, and it shall not be necessary for the Lender to execute this Agreement or any other acceptance hereof or otherwise to signify or express its acceptance hereof.

(h)	This Agreement shall be deemed to have been made in the State of Nevada and shall be governed by, and construed in accordance with, the laws of the State of Nevada. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of any provision hereof.

(i)	the Guarantor hereby submits to the non-exclusive jurisdiction of any court sitting in the judicial district of Montreal, Province of Quebec, Canada, of a United States District Court for the District of Nevada and any Nevada state court sitting in Las Vegas, Nevada for purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Guarantor irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter has to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient form. the Guarantor hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

[Signature Pages to Follow]

In Witness Whereof, the Guarantor has caused this Security Agreement to be duly executed and delivered as of the date first above written.

GUARANTOR:
Viropro Inc.

By: ___/s/ Prosper Azoulay_
Name: Prosper Azoulay
Title: Authorized Person

LENDER:
Westward Expansion Co.

By: ___/s/ Guy-Paul Gauthier
Name: Guy-Paul Gauthier
Title: Authorized Person

Schedule A

Intellectual Property Rights

1. **Patents**: None

2. **Trademarks**: None

3. **Copyrights and Domain Names**: None

Schedule B

Investment Property and Deposits

A.   Investment Property

Investment Property

100% of equity in Viropro International Inc.

100% of equity in Viropro Canada Inc.

B.   Deposits

Bank	**Account Number**
None	N/A
None	N/A
None	N/A